FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 7 DATED MARCH 13, 2013
TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, supplement no. 5 dated December 4, 2012, and supplement no. 6 dated January 3, 2013. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to the risks related to this offering;

•	changes in the composition of our executive officers;

•	an update to the directors and executive officers of our affiliates;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 11, 2013;

•	experts information; and

•
our consolidated financial statements and the notes thereto as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, as filed in our Annual Report on Form 10-K, filed on March 11, 2013.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of March 8, 2013, we had raised aggregate gross offering proceeds of approximately $469.9 million from the sale of approximately 18.9 million shares in this offering, including shares sold under our distribution reinvestment plan.

Information Regarding Our Indebtedness

As of March 8, 2013, our debt-to-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 33%. As of March 8, 2013, we had total outstanding indebtedness of approximately $194.9 million, which consisted of $100.0 million drawn from the $100.0 million Wells Core Term Loan Facility, $70.0 million drawn from the $200.0 million Wells Core Revolving Facility, and a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan.

Risk Factors

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors - Risks Related to an Investment in Us.”

Disruptions in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms, our ability to service any future indebtedness that we may incur and the values of our investments.

Despite improved access to capital for some companies, the capital and credit markets continue to be affected by extreme volatility and disruption during the past four years. The health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized. The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.

Liquidity in the global credit market has been severely contracted by market disruptions, and new lending is expected to remain subdued in the near term. We have relied on debt financing to finance some of our office properties. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets.

Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in office properties could decrease below the amounts we paid for such investments;

•	the value of collateral securing any loan investment that we may make could decrease below the outstanding principal amounts of such loans;

•	revenues from properties we acquire could decrease due to lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on future debt financings; and

•	revenues on the properties and other assets underlying any loan investments we may make could decrease, making it more difficult for the borrower to meet its payment obligations to us.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

Based on sales volume to date, we do not believe that we are likely to raise the midpoint offering amount. If we raise less than the midpoint offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which may cause the value of your investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in this offering, therefore, could increase the risk that you will lose money in your investment.

This offering is being made on a “best efforts” basis, whereby the broker-dealers participating in this offering have no firm commitment or obligation to purchase any of the shares. To date, the proceeds we have raised in this offering are lower than our sponsor and Wells Investment Securities originally expected. We do not believe that it is likely that we will raise the midpoint offering amount. If our monthly sales volume for the last 12 months were maintained through the end of this offering, our total gross proceeds would be approximately $537 million.

We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. If Wells Investment Securities is unable to significantly increase the amount of proceeds raised in this offering, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located, the industries in which our tenants operate and the length of lease terms with our tenants. In that case, adverse developments with respect to a single property, a geographic region, a small number of tenants, a tenant industry or rental rates when we renew or re-lease a property would have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of our revenue, reducing our net income and limiting our ability to pay distributions to you.

If we pay distributions from sources other than our cash flow from operations, we may not be able to sustain our distribution rate and we may have less funds available for investment in properties and other assets and your overall return may be reduced.

Our organizational documents permit us to pay distributions from any source, and we have not established limits on the amount of net proceeds, borrowings or cash advances we may use to pay such distributions. If we fund distributions from borrowings, the net proceeds from this offering or sources other than cash flow from operations, we will have less funds available for investment in real estate properties, the value of our shares is more likely to fall below the net proceeds per share from this offering, and your overall return may be reduced. At times, we may be forced to borrow funds to pay distributions during unfavorable market conditions or during periods when funds from operations are needed to fund capital expenditures and other expenses, which could increase our operating costs. Furthermore, if we cannot cover our distributions with cash flow from operations over the long term, we may be unable to sustain our distribution rate. For the year ended December 31, 2012, approximately 81% of our distributions was funded from generally accepted accounting principles ("GAAP") cash flow from operations and approximately 19% was funded from borrowings.

We are dependent upon affiliates of Wells Real Estate Funds, including Wells Core Advisor, Wells Management and Wells Investment Securities, to conduct our operations and this offering; thus, adverse changes in the financial health of Wells Real Estate Funds could hinder Wells Core Advisor's, Wells Management's and Wells Investment Securities' ability to provide these services to us and consequently impair our operating results and negatively affect the return on your investment.

We are dependent upon Wells Core Advisor, Wells Management, and Wells Investment Securities, which are owned and controlled by Wells Real Estate Funds to provide certain services that are essential to us, including asset management services, the supervision of the property management and leasing of some properties owned by us, asset acquisition and disposition services, the sale of shares of our common stock, as well as other administrative responsibilities for us, including accounting services, stockholder communications, and investor relations. While Wells Real Estate Funds has established finance sources, it is largely dependent upon the fees and other compensation that it receives from the public programs it sponsors (including us) to conduct its operations. A large portion of Wells Real Estate Funds' income is derived under a consulting agreement with Columbia Property Trust, Inc. (formerly known as Wells Real Estate Investment Trust II, Inc.) (“Columbia”). Columbia is a mature program previously sponsored by Wells Real Estate Funds that has approximately $5.7 billion of assets as of

December 31, 2012. Effective February 28, 2013, Columbia transitioned to self-management and indicated that it does not expect to rely on Wells Real Estate Funds for the same level of services beyond December 31, 2013. As such, Wells Real Estate Funds does not expect to receive significant compensation from Columbia beyond December 31, 2013. When Columbia reduces the compensation it pays to Wells Real Estate Funds, Wells Real Estate Funds' income will be significantly affected. Wells Real Estate Funds does not expect to replace that income from other sources. Although we expect Wells Real Estate Funds to have the financial resources to continue to provide asset-management and advisory services to us, its ability to fund Wells Investment Securities will be greatly diminished. As a result, we may have fewer options with respect to future capital raising.

Additionally, affiliates of Wells Core Advisor serve as general partners to many Wells-sponsored limited partnership programs. Those affiliates may have contingent liability for the obligations of such partnerships. Enforcement of such obligations against Wells Core Advisor's affiliates could result in a substantial reduction of their net worth. If such liabilities affected the level of services that Wells Core Advisor could provide, our operations and financial performance could suffer.

The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors - Risks Related to This Offering and Our Corporate Structure.”

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the current value of your investment may be less than the net proceeds we receive from the sale of shares. We intend to use the most recent price paid to acquire a share in this offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. If we were to sell our assets at this time in an orderly liquidation, you would receive substantially less than $25.00 per share and may receive less than our net offering proceeds of $21.63 per share for the following reasons: (i) we pay high up-front fees in connection with the issuance of our shares, (ii) a material portion of our leases are due to expire in 2017 and 2019; (iii) we have paid distributions to stockholders in excess of our cash flow from operations; and (iv) we have raised fewer offering proceeds than expected, resulting in higher fixed operating expenses as a percentage of our revenue.

To assist members of the Financial Industry Regulatory Authority (“FINRA”) and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, Wells Core Advisor estimated the value of our common shares as $25.00 per share as of December 31, 2012. The basis for this valuation is the fact that the offering price of our shares of common stock in this offering is $25.00 per share (ignoring purchase price discounts for certain categories of purchasers). Wells Core Advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings - and have not done so for up to 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in Wells Core OP.)

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of our assets because (i) there is no public trading market for the shares at this time; (ii) the $25.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from the primary portion of this offering is net of selling commissions, dealer-manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the recent disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, Wells Core Advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be repurchased at varying prices depending on the purchase price paid for the shares. The maximum price that may currently be paid under the program is $22.75 per share, which is 91% of the offering price of our shares of common stock in this offering (ignoring purchase price discounts for certain categories of purchasers), and is likely to be greater than the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $22.75 per share, the actual value of the shares that we repurchase may be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

Changes in the Composition of our Executive Officers

Effective February 27, 2013, Randall D. Fretz resigned as our Senior Vice President. Mr. Fretz had served as our Senior Vice President since July 2007. Mr. Fretz did not have any disagreements with management on any matters related to our operations, policies or practices.

On March 11, 2013, our board of directors appointed Brian M. Davis as our Senior Vice President and Chief Financial Officer.    Mr. Davis, 43, has served as Senior Vice President and Chief Financial Officer of Wells Timberland Management Organization, LLC since March 2009 and as Vice President from October 2007 through March 2009. Since February 2012, Mr. Davis has served as the Chief of Strategic Product Management for Wells Real Estate Funds with the responsibility for the strategic planning, development and leadership of the corporate finance organization. In addition, Mr. Davis has served as Senior Vice President of Wells Capital since February 2013. From 2000 until joining Wells Real Estate Funds in 2007, Mr. Davis worked at Atlanta-based SunTrust Bank, where he held various positions including client manager for the Asset Based Lending Group where he was responsible for the origination and structuring of asset-based lending relationships developed from SunTrust's existing client base and prospects. Mr. Davis previously held positions with CoBank, ACB, of Denver, Colorado, as Capital Markets Officer from 1998 to 2000, and with SunTrust as Portfolio Manager for the AgriFoods Specialty Lending Group from 1994 to 1998. Mr. Davis received his Bachelor of Business Administration and Master of Business Administration from Ohio University.

Update Regarding the Directors and Executive Officers of our Affiliates

On August 21, 2012, Patricia T. Morris was named Senior Vice President of Wells Capital. The background of Ms. Morris is described below. On February 28, 2013, Stephen G. Franklin, Randall D. Fretz, and E. Nelson Mills resigned from their positions as Senior Vice Presidents of Wells Capital. On February 28, 2013, Brian M. Davis was named as Senior Vice President of Wells Capital. The background of Mr. Davis is described above.

Ms. Morris, 54, has served as Chief Real Estate Officer of Wells Real Estate Funds since July 2012 and as Managing Director of Asset Management for Wells Real Estate Funds from 2008 through July 2012. Ms. Morris oversees the acquisitions, dispositions, asset management, leasing, and property management functions for us, Wells Limited Partnerships, Wells Mid-Horizon Value-Added Fund I, LLC, and Wells Tenant-in-Common/1031 exchange properties.  Ms. Morris has served as Senior Vice President of Wells Capital since August 2012 and as President of Wells Investment Management Company, LLC since June 2012. Ms. Morris has 25 years of experience in commercial real estate, including portfolio and investment management, marketing and investment analysis.  Prior to joining Wells Real Estate Funds in 2003, Ms. Morris served as Director of Asset Management and Portfolio Manager for Prudential Real Estate Investors, where she oversaw assets for the company's separate accounts in the Eastern United States. Prior to that, she served as Asset Manager for The Travelers Realty Investment Company, where she was responsible for managing a portfolio of assets in the Southeastern United States.  Ms. Morris received a Bachelor of Business Administration degree from the University of Mississippi and is a member of the National Association of Real Estate Investment Managers (NAREIM) and the National Association of Industrial and Office Properties (NAIOP).
On February 28, 2013, M. Scott Meadows resigned from his position as Senior Vice President of Wells Management, our property manager, and Randall D. Fretz resigned from his position as Vice President of Wells Management.
On August 21, 2012, Douglas P. Williams resigned from his positions as director, Vice President, Chief Financial Officer and Treasurer of Wells Investment Securities, our dealer-manager, and Randall D. Fretz resigned from his position as director of Wells Investment Securities.
On February 26, 2013, Brian M. Davis was named as Vice President of Wells Real Estate Funds, our sponsor. On February 28, 2013, Randall D. Fretz resigned from his position as Vice President of Wells Real Estate Funds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office properties leased to creditworthy entities located in major metropolitan areas throughout the United States. As of December 31, 2012, we owned 13 real estate properties consisting of approximately 2.6 million square feet. These office properties were approximately 99.5% leased as of December 31, 2012.
We have no paid employees and are externally advised and managed by Wells Core Advisor and Wells Management, wholly owned subsidiaries of Wells Real Estate Funds. We have elected to be taxed as a REIT for federal income tax purposes and have operated as such beginning with our taxable year ended December 31, 2010.
We began receiving investor proceeds from the sale of common stock under this offering in July 2010. On September 29, 2010, we raised our minimum offering of $2.5 million and commenced active operations. We acquired our first real estate asset in October 2010. We continued receiving investor proceeds under this offering through December 31, 2012. Thus, the results of our operations for the year ended December 31, 2012 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of real estate assets, interest expense associated with debt financing on the acquisition of real estate assets, and general and administrative expenses that represent a high percentage of total revenues but are decreasing as the enterprise grows. As of December 31, 2012, we have raised gross offering proceeds of approximately $441.6 million through the issuance of common stock in this offering, and we have used those proceeds, net of fees, to invest in real estate and repay borrowings used to acquire real estate properties in advance of raising equity proceeds under this offering. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under GAAP, we expense costs incurred in connection with the acquisition of real estate assets, including acquisition fees of 2.0% of gross offering proceeds raised under this offering. On September 19, 2012, our board of directors determined that it is currently in our best interest not to conduct a follow-on public offering of shares of our common stock. Therefore, this offering is expected to terminate on June 10, 2013, pursuant to its terms.

Our operating strategy entails actively managing our portfolio to generate sufficient cash flow from operations to meet our required obligations and to provide current income through cash distributions to our investors; further diversifying our portfolio while maintaining a moderate leverage profile; considering appropriate actions for future lease expirations resulting in receipt of increased rents over longer terms; and controlling administrative operating expenses as a percentage of revenues. With our goals of providing current income to our stockholders and preserving their capital, we view our most significant challenge as continuing to raise sufficient amounts of capital to (i) further diversify our portfolio, especially related to the diversity of lease expiration dates, while maintaining a moderate leverage ratio, and (ii) repay or refinance our outstanding borrowings as they become due. To the extent that significant capital is not raised, we may not be able to repay our outstanding borrowings or achieve sufficient economies of scale and portfolio diversification to guard against general economic, industry-specific, financing, and operational risks.
General Economic Conditions and Real Estate Market Commentary
Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment's effect on the real estate markets in which we operate.
As measured by the U.S gross domestic product (“GDP”), the U.S. economy increased by 2.2% in 2012, according to estimates, compared with an increase of 1.8% in 2011. The increase in real GDP in 2012 primarily reflected positive contributions from personal consumption expenditures, nonresidential fixed investment, exports, residential fixed investment, and private inventory investment that were partly offset by negative contributions from federal, state, and local government spending. While management believes the U.S. economy is likely to continue its recovery, we believe the recovery will maintain a moderate pace with fiscal policy presenting the biggest variable in this outlook. Given the ongoing uncertainty surrounding the debt ceiling, the U.S. economy is expected to start 2013 at a slow pace. Real GDP is projected to remain below 2% in the first half of the year, and business growth is expected to remain below potential. But assuming U.S. lawmakers can agree to a deal, or at least provide a framework by the middle of 2013, the U.S. economy is expected to accelerate in the second half, with real GDP averaging closer to a 3% growth rate.

Real estate market fundamentals underlying the U.S. office markets improved modestly in the major indicators in 2012. The U.S. office market ended the fourth quarter of 2012 with a vacancy rate of 12.5%, an improvement from a 13.0% vacancy rate at the end of 2011. During the fourth quarter of 2012, demand for office space strengthened despite the uncertainty surrounding the fiscal cliff. Net absorption was 20 million square feet in the fourth quarter, which is the highest level since the third quarter of 2007. However, annual absorption is 20% below the long-term trend. Of 80 metropolitan statistical areas monitored, 66 areas (82%) reported positive absorption in 2012. Of the total net absorption in 2012, two-thirds was in Class A space, which is well above its 35% share of the office stock indicating a "flight to quality" by tenants. Most major markets had year-over-year gains in both net absorption and office jobs indicating a broad level of recovery. Net absorption is expected to average 10 million square feet to 25 million square feet per quarter through 2017. The average quoted rental rates of the total office market experienced a slight increase from $22.95 per square foot in the fourth quarter of 2011 to $23.12 per square foot in the fourth quarter of 2012. Early 2013 economic indicators are suggesting another year of at least modest growth.

Transaction activity for the fourth quarter of 2012 was the highest seen in any quarter since the end of 2007 with a volume of $29.1 billion. Sellers motivated to close deals prior to the rise in applicable tax rates contributed to the increase, but office prices increased over the quarter and capitalization rates declined slightly indicating that buyers were perhaps even more motivated. The year-end increase in closings contributed to a 2012 total volume of $77.6 billion, a 19% increase from 2011. In addition, a shift in momentum from trophy, central business district towers to suburban properties and secondary markets began in 2012. Non-major metropolitan areas saw a volume increase of over 40%, which is more than double the national average. Additionally, cap rates in secondary markets have started to decline with a sharp decrease observed in the fourth quarter of 2012. Overall, average cap rates decreased from 7.6% in October of 2012 to 7.4% in November of 2012.

Despite elevated unemployment and below-average consumer confidence in the overall economy, annual office job growth is projected to range between 1% to 3% through 2017. With this projected job growth, future years should see solid office net absorption rates. With the expected decline in office vacancy rates nationally, rent growth is projected to expand to more markets in 2013 and more significantly in 2014. Office market rents are expected to have more upside than any other property type with a cumulative increase of 30% expected by 2017. Due to low vacancy levels and little to no new product, many of the more supply-constrained metropolitan areas should see the strongest growth by 2017. These metropolitan areas include New York, Boston, Denver, and Orange County, California. Technology-exposed markets should also have strong rent growth due to above-average demand prospects. Examples of these markets include San Jose and San Francisco.

Impact of Economic Conditions on our Portfolio
As of December 31, 2012, our portfolio had a debt-to-real-estate-asset ratio of approximately 38%, which is lower than the average ratio for our industry and sector. We believe that our moderate leverage, coupled with ample borrowing capacity under the Wells Core Unsecured Debt Facility ($48.4 million available as of February 28, 2013), provides considerable financial flexibility, which enables us to respond quickly to unanticipated funding needs and opportunities. A combination of low interest rates and investor demand for stable properties continued to put upward pressure on acquisition pricing for high-quality commercial real estate properties that met our investment objectives in 2012. Continued increases in acquisition pricing could (i) impact our ability to further diversify our portfolio of high-quality commercial real estate properties and (ii) impair our ability to continue to pay distributions at or near current rates. With modest growth forecasted in the U.S. economy, office marketplace fundamentals are expected to improve, and landlord concessions such as reduced rents should abate over time as vacancy rates compress. As of December 31, 2012, our portfolio was 99.5% leased in eight states and nine metropolitan statistical areas. Although we believe that our portfolio is well-positioned to weather current market conditions, we are not immune to the adverse effects of another downturn in the economy, weak real estate fundamentals, or disruption in the credit markets. If these conditions return, they would likely adversely affect the value of our portfolio, our results of operations, and our liquidity.

Liquidity and Capital Resources
Overview
During the year ended December 31, 2012, we raised proceeds under this offering, net of payments for commissions, dealer-manager fees, other offering costs and redemptions, of approximately $188.4 million, substantially all of which was invested in real estate properties, either directly (approximately $24.7 million) or through the repayment of debt (approximately $147.9 million) used to acquire real estate properties in advance of raising equity proceeds under this offering. During the year ended December 31, 2012, we acquired the following properties using a combination of equity and debt proceeds:

				Funded with:
Property Name	Location	Acquisition Date	Purchase Price(1)	Equity Proceeds	Debt Proceeds(2)
South Lake Building	Herndon, VA	3/22/2012	$90,900,000	$3,868,016	$87,031,984
Four Parkway North Building	Deerfield, IL	7/2/2012	41,144,691	1,144,691	40,000,000
2275 Cabot Drive Building	Lisle, IL	9/5/2012	17,993,058	993,058	17,000,000
4650 Lakehurst Court Building	Columbus, OH	12/7/2012	24,727,760	18,727,760	6,000,000
64 & 66 Perimeter Center Buildings	Atlanta, GA	12/28/2012	95,297,762	—	95,297,762
Total			$270,063,271	$24,733,525	$245,329,746

(1)
Purchase price is presented net of adjustments and exclusive of closing costs and acquisition fees and has been allocated to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on estimates of their fair values.

(2)
Represents proceeds from the Amended Regions Credit Facility (defined below) or the Wells Core Unsecured Debt Facility (defined below) used to fund the respective property at the time of acquisition. The Amended Regions Credit Facility was replaced by the Wells Core Unsecured Debt Facility on September 26, 2012. The outstanding balance on the Wells Core Unsecured Debt Facility was $196.0 million as of December 31, 2012.

We entered into an unsecured credit facility (the "Wells Core Unsecured Debt Facility") on September 26, 2012, which replaced the credit facility dated as of June 29, 2011 (the "Amended Regions Credit Facility"). Under the Wells Core Unsecured Debt Facility, we may borrow up to a total of $300 million, subject to availability. The Wells Core Unsecured Debt Facility is comprised of a revolving credit facility in an amount up to $200 million (the "Wells Core Revolving Facility") and a term loan facility in an amount up to $100 million (the "Wells Core Term Loan"), which mature on September 26, 2015 and September 26, 2017, respectively. We have the option to extend the Wells Core Revolving Facility for two periods of 12 months each subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Wells Core Revolving Facility. We may borrow under the Wells Core Unsecured Debt Facility at rates equal to (1) LIBOR , plus the applicable LIBOR margin or (2) the greater of (a) the prime rate announced by Regions Bank ("Regions"), (b) the Federal Funds Effective Rate plus 0.50% or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin. The applicable LIBOR margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 1.75% to 2.50% and from 1.65% to 2.40%, respectively, and the applicable base rate margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 0.75% to 1.50% and 0.65% to 1.40%, respectively, based on our then current leverage ratio. Beginning September 26, 2013, we will effectively fix the interest rate on $75 million of the Wells Core Term Loan at 0.891%, plus a margin of 1.65% to 2.40%, based on our then current leverage ratio, with an interest rate swap executed contemporaneously with the Wells Core Term Loan. Under the terms of the Wells Core Unsecured Debt Facility, we generally are required to make interest-only payments. We may prepay the Wells Core Unsecured Debt Facility in whole or in part at any time, subject to reimbursement of breakage and redeployment costs incurred in connection with LIBOR borrowings; however, amounts repaid on the Wells Core Term Loan may not be reborrowed.
We anticipate that our primary sources of future capital will be derived from the sale of our common stock under this offering through its expected expiration on June 10, 2013, and from net rental revenues generated from the properties we have acquired and anticipate acquiring in future periods. Stockholder distributions will be largely dependent upon, among other things, the amount of cash generated from our operating activities, our determination of near-term cash needs for capital expenditures at our properties and debt repayments, and our expectations of future operating cash flow generated from our properties.
Short-Term Liquidity and Capital Resources
Net cash provided by financing activities for the year ended December 31, 2012 was approximately $266.0 million. During the year ended December 31, 2012, we generated net proceeds from the sale of common stock under this offering, net of payments for commissions, dealer-manager fees, other offering costs and share redemptions, of approximately $188.4 million, the majority of which was used to pay down debt, fund acquisition fees and partially fund the acquisitions of the South Lake Building, the Four Parkway North Building, the 2275 Cabot Drive Building, the 4650 Lakehurst Court Building, and the 64 & 66 Perimeter Center Buildings (collectively, the "2012 Acquisitions"). During the year ended December 31, 2012, we received gross debt proceeds of approximately $373.9 million from the Amended Regions Credit Facility and the Wells Core Unsecured Debt Facility. The debt proceeds received from both the Amended Regions Credit Facility and the Wells Core Unsecured Debt Facility were used to partially fund the 2012 Acquisitions. The debt proceeds received from the Wells Core Unsecured Debt Facility were also used to repay the Amended Regions Credit Facility and a mortgage loan secured by the Royal Ridge V Building in September 2012. We repaid approximately $274.0 million on our debt facilities and notes payable during the year ended December 31, 2012. We intend to generate additional equity proceeds from the sale of common stock under this offering through its expected expiration on June 10, 2013, and to use those proceeds, along with additional borrowings, to invest in additional capital expenditures, including improvements to our existing properties, as well as, potential future real estate investments, either directly or through investments in joint ventures, and to satisfy our near-term debt requirements. If sufficient equity capital is not available, our future investments in office and industrial properties will be lower and/or our debt outstanding will be higher.

During the year ended December 31, 2012, net cash provided by operating activities was approximately $16.0 million, which consisted primarily of rental receipts and tenant reimbursements in excess of payments for property operating costs, acquisition-related costs, asset and property management fees, and general and administrative costs, such as legal, accounting and other professional fees. During the year ended December 31, 2012, acquisition-related costs paid, which were funded with cash generated from the sale of common stock under this offering but which under GAAP reduced net cash from operating activities, were approximately $5.8 million. During the year ended December 31, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to the DRP, of approximately $19.9 million. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders (please refer to the Distributions section below for additional information).
During the year ended December 31, 2012, net cash used in investing activities was approximately $270.8 million and was primarily related to the 2012 Acquisitions. We expect to utilize the residual cash balance of approximately $16.0 million as of December 31, 2012 to satisfy current liabilities and pay down the outstanding balance of the Wells Core Revolving Facility.
Our board of directors has declared distributions for stockholders of record from December 16, 2012 through March 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price). We expect to pay these distributions in March 2013. Our board of directors also has declared distributions for stockholders of record from March 16, 2013 through June 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price); we expect to pay this distribution in June 2013. We intend to utilize operating cash flow to fund these stockholder distributions; however, if necessary, we may also utilize other sources of cash to fund a portion of these distributions as our initial real estate operations stabilize over the short term.
As of December 31, 2012, the Wells Core Unsecured Debt Facility contained, among others, the following restrictive covenants, as defined by the credit agreement:

		Actual Performance
	Covenant Level	December 31, 2012
Fixed-charge coverage ratio	Greater than 1.75x	7.16
Total debt to total asset value ratio	Less than 55%	37%
Secured debt to consolidated tangible assets	Less than 40%	7%
Secured recourse debt to consolidated tangible assets	Less than 15%	0%
Tangible net worth	Greater than approximately $264.8 million(1)	$371.3 million
Net dividends paid to funds from operations	Less than 90%(2)	54%

(1)
Effective September 26, 2012, our tangible net worth must be greater than $233.8 million, plus 72.25% of the gross cash proceeds, net of redemptions paid, of all of our equity issuances consummated after September 26, 2012.

(2)
Effective December 31, 2012, total distributions for each fiscal year, less amounts reinvested pursuant to the DRP, cannot exceed the greater of (1) 90% of funds from operations, as defined in the Wells Core Unsecured Debt Facility, as long as total distributions, less amounts reinvested pursuant to the DRP, for any two consecutive quarters do not exceed 100% of funds from operations, as defined, or (2) the minimum amount required to continue to qualify as a REIT.

As of December 31, 2012, we believe we were in compliance and expect to remain in compliance with these, and all other, restrictive covenants of the Wells Core Unsecured Debt Facility. We also believe that we have adequate liquidity and capital resources to meet our current obligations as they come due. As of February 28, 2013, we had access to the borrowing capacity under the Wells Core Unsecured Debt Facility of $48.4 million. The amount available under the Wells Core Unsecured Debt Facility is reduced by $18.7 million for letters of credit related to tenant improvement obligations at the 64 & 66 Perimeter Center Buildings.

Long-Term Liquidity and Capital Resources
Upon the expiration of this offering, we expect that our primary source of capital will include proceeds from secured or unsecured financings from banks and other lenders and net cash flows from operations. We anticipate funding distributions to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund distributions as well.
We expect that our principal demands for capital will include capital improvements for our properties; repayment of debt; operating expenses, including interest expense on any outstanding indebtedness; distributions; and redemptions of shares of our common stock under our share redemption plan.
In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our office and industrial properties, is anticipated to be used to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Substantially all net proceeds generated from the sale of shares under our distribution reinvestment plan or from debt financing will be available to fund capital expenditures and to pay down outstanding borrowings.
We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation), referred to as the debt-to-real-estate-asset ratio; however, we may borrow in excess of this threshold under some circumstances. Over the short term, we expect to temporarily draw on the Wells Core Revolving Facility to bridge timing differences that may arise between our ability to raise equity under this offering and to fund suitable acquisition prospects. Additionally, we may place long-term debt on our existing properties and those properties acquired in the future. The percentage of short-term and long-term debt used in our capital structure will depend on various factors to be considered in the sole discretion of our board of directors, including but not limited to, our ability to raise equity proceeds under this offering, the availability of properties meeting our investment criteria, the availability of debt, and changes in the cost of debt financing. Over the long term, we intend to maintain debt levels less than the 50% debt-to-real-estate-asset ratio. As of December 31, 2012, our debt-to-real-estate-asset ratio was approximately 38%. Our charter limits us from incurring debt in relation to our net assets in excess of 100%; however, we may temporarily exceed this limit upon the approval of a majority of our conflicts committee. Our board of directors may determine that it is in our best interest to pursue leveraged acquisitions in order to enable us to more quickly acquire a diversified portfolio of office and industrial properties. As a result, we are not able to anticipate with any degree of certainty what our debt levels will be in the short term. In accordance with our charter, if our board of directors and our conflicts committee approves any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.
Contractual Obligations and Commitments
As of December 31, 2012, our contractual obligations were as follows:

	Payments Due By Period
Contractual Obligations	Total	2013	2014-2015	2016-2017	Thereafter
Debt obligations	$220,900,000	$—	$120,900,000	$100,000,000	$—
Estimated interest on debt obligations(1)	16,882,133	4,428,823	8,306,715	4,146,595	—
Capital lease obligations(2)	115,000,000	—	—	—	115,000,000
Tenant allowances	13,666,106	13,666,106	—	—	—
Total	$366,448,239	$18,094,929	$129,206,715	$104,146,595	$115,000,000

(1)
Interest obligations on variable-rate debt are measured at the rate at which they are effectively fixed with interest rate swaps (where applicable). Interest obligations on all other debt are measured at the contractual rate. We elected to accrue interest based on the LIBOR rate on January 2, 2013 under the Wells Core Unsecured Debt Facility and expect to continue to elect the LIBOR rate. Therefore, future interest obligations are calculated based on the LIBOR rate.

(2)
Amounts include principal obligations only. We will incur an additional $98.3 million in interest expense on these obligations over the term of the leases. The principal obligation and related interest expense will be completely offset by our investments in development authority bonds and their corresponding interest income (see Note 2 and Note 6 to the accompanying consolidated financial statements).

Distributions
Our board of directors typically declares distributions to common stockholders in advance of a period spanning approximately one quarter using daily record dates. In determining the rate of stockholder distributions, our board considers a number of factors, including the current and future levels of cash available to fund stockholder distributions, which is dependent upon the operations of our properties, the rate at which we are able to raise equity proceeds under this offering, and the rate at which we invest these proceeds (in combination with borrowings) in new properties. In making this determination, our board of directors also considers our current and future projected financial condition, our capital expenditure requirements, our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Code.
When evaluating the amount of current and future cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as measured in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. In accordance with Accounting Standards Codification Topic 805 Business Combinations ("ASC 805"), we expense all acquisition-related costs as incurred. Acquisition-related costs include acquisition fees payable to Wells Core Advisor (see Note 10 to our accompanying consolidated financial statements); customary third-party costs, such as legal fees and expenses; costs of appraisals; accounting fees and expenses; title insurance premiums; and other closing costs. As provided in this prospectus, acquisition-related costs are funded with cash generated from the sale of common stock in this offering and, therefore, are not funded with cash generated from operations.
Generally, our policy is to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of proceeds from this offering, such as acquisition-related expenses. Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions during our fundraising and property acquisition stages (i) to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties and (ii) to the extent we declare distributions in anticipation of cash flow that we expect to receive during a later period and we pay these distributions in advance of our actual receipt of these funds.
Our board of directors elected to maintain the previously established stockholder distribution rate in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price) for stockholders of record from December 16, 2011 through and including December 15, 2012. These quarterly distributions were paid in March, June, September and December of 2012.
For the year ended December 31, 2012, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of approximately $19.9 million. During the same period, net cash provided by operating activities was approximately $16.0 million, including approximately $5.8 million of acquisition-related costs paid with proceeds from this offering, but which under GAAP reduced net cash from operating activities. As a result, the distributions paid to common stockholders for the year ended December 31, 2012, as described above, were funded with approximately $16.0 million (reflecting the impact of ASC 805 as described above) from cash provided by operating activities, and the remaining amount of approximately $3.9 million was funded from our borrowings. Borrowings have been used to fund distributions to the extent that acquisition-related costs have reduced net cash flows from operating activities.
Our board of directors has declared distributions for stockholders of record from December 16, 2012 through March 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price); we expect to pay these distributions in March 2013. Our board of directors also has declared distributions for stockholders of record from March 16, 2013 through June 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price); we expect to pay this distribution in June 2013.

Results of Operations
Overview
We commenced active operations on September 29, 2010 and acquired two properties during the year ended December 31, 2010 and six properties during the year ended December 31, 2011. During the year ended December 31, 2012, we acquired five additional properties, bringing our total portfolio to 13 properties as of December 31, 2012. Accordingly, the results of operations presented for the years ended December 31, 2012, 2011, and 2010 are not directly comparable.

Our results of operations are not indicative of those expected in future periods, as we expect that rental revenue, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, and general and administrative expenses will increase in future periods as a result of owning the assets acquired during 2012 for an entire year.
Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011
Rental income and tenant reimbursements increased to $38.2 million and $9.8 million, respectively, for the year ended December 31, 2012, from approximately $13.5 million and $5.0 million, respectively, for the year ended December 31, 2011, primarily as a result of the growth in the portfolio during 2012 and owning the properties acquired in 2011 for a full year. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the assets acquired during 2012 for an entire year.
Property operating costs and asset and property management fees increased to approximately $14.9 million and $4.0 million, respectively, for the year ended December 31, 2012, from approximately $6.6 million and $1.4 million, respectively, for the year ended December 31, 2011, primarily as a result of the growth in the portfolio during 2012 and owning the properties acquired in 2011 for a full year. Property operating costs and management fees represent approximately 39% and 43% of total revenues for the years ended December 31, 2012 and 2011, respectively. Property operating costs and management fees, measured in gross dollars, are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the assets acquired during 2012 for an entire year.
Depreciation of real estate and amortization of lease costs increased to approximately $12.4 million and $7.7 million, respectively, for the year ended December 31, 2012, from approximately $4.5 million and $2.5 million, respectively, for the year ended December 31, 2011, primarily as a result of the growth in the portfolio during 2012 and owning the properties acquired in 2011 for a full year. Amortization increased at a higher rate than depreciation primarily because the period of amortization for lease assets is the respective lease term, which is generally shorter than the useful life over which buildings and improvements are depreciated. Depreciation and amortization are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2012 for an entire year.
General and administrative expenses increased to approximately $4.8 million for the year ended December 31, 2012 from approximately $2.9 million for the year ended December 31, 2011, primarily due to increases in salary expense reimbursements payable to Wells Core Advisor as a result of acquiring additional properties during 2011 and 2012. General and administrative expenses, as a percentage of total revenues, decreased to approximately 10% for the year ended December 31, 2012 from approximately 16% for the year December 31, 2011. We anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to decrease as a percentage of total revenues as compared to historical periods as a result of owning the assets acquired during 2012 for an entire year.
Acquisition fees and expenses decreased to approximately $5.9 million for the year ended December 31, 2012 from approximately $6.8 million for the year ended December 31, 2011, primarily due to a reduction in costs paid to third parties, including transfer taxes, in connection with the closing of five properties acquired in 2012 as compared to six properties acquired in 2011, partially offset by an increase in the amount of equity proceeds raised under this offering during 2012. We incur acquisition fees equal to 2% of gross offering proceeds raised. Please refer to Note 10 of our accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to decrease as a result of the expected termination of this offering on June 10, 2013, pursuant to its terms.
Interest expense increased to approximately $6.7 million for the year ended December 31, 2012 from approximately $3.8 million for the year ended December 31, 2011, primarily due to (i) an increase in our average outstanding borrowings in connection with the acquisition of properties during 2011 and 2012, (ii) incurring non-cash interest related to the Amended Regions Credit Facility and the Wells Core Unsecured Debt Facility, and (iii) and the write-off of approximately $408,000 of deferred financing costs related to the extinguishment of debt in connection with the closing of the Wells Core Unsecured Debt Facility in September 2012. We anticipate interest expense will increase in future periods as a result of incurring interest expense on capital lease obligations for a full period. The increase in interest expense related to capital lease obligations will be offset by an increase in interest and other income from related investments in development authority bonds.
Our net loss decreased to approximately $8.5 million for the year ended December 31, 2012 from approximately $10.1 million for the year ended December 31, 2011, primarily due to a decrease in our real estate operating loss of $4.5 million as a result of the growth in the portfolio during 2011 and 2012, offset by an increase in our interest expense of approximately $2.9 million. We sustained a net loss for the year ended December 31, 2012 as a result of incurring a real estate operating loss of approximately $1.7 million and interest expense of approximately $6.7 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $5.9 million, which were funded with proceeds raised from the sale of our common stock under this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties in 2011 and 2012. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of consummating the acquisitions in advance of raising investor proceeds under this offering. Our net loss per share improved to $0.63 for the year ended December 31, 2012 from approximately $2.26 for the year ended December 31, 2011 due to an approximate decrease in net loss of $1.6 million and an approximate increase in weighted-average shares outstanding of 9.1 million shares. During our offering stage, we anticipate that future net income (loss) and net income (loss) per share will vary, primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets or repay our outstanding debt obligations.
Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010
Rental income and tenant reimbursements increased to approximately $13.5 million and $5.0 million, respectively, for the year ended December 31, 2011 from approximately $0.7 million and $0.1 million, respectively, for the year ended December 31, 2010, primarily as a result of the growth in the portfolio during 2011 and owning the properties acquired in 2010 for a full year.
Property operating costs and asset and property management fees increased to approximately $6.6 million and $1.4 million, respectively, for the year ended December 31, 2011 from approximately $0.2 million and $44,123, respectively, for the year ended December 31, 2010, primarily as a result of the growth in the portfolio during 2011 and owning the properties acquired in 2010 for a full year. Property operating costs and management fees represented approximately 43% and 36% of total revenues for the years ended December 31, 2011 and 2010, respectively.
Depreciation of real estate and amortization of lease costs increased to approximately $4.5 million and $2.5 million, respectively, for the year ended December 31, 2011 from approximately $0.3 million and $0.1 million, respectively, for the year ended December 31, 2010, primarily as a result of the growth in the portfolio during 2011 and owning the properties acquired in 2010 for a full year. Amortization increased at a higher rate than depreciation primarily because the period of amortization for lease assets is the respective lease term, which is generally shorter than the useful life over which buildings and improvements are depreciated.
General and administrative expenses increased to approximately $2.9 million for the year ended December 31, 2011 from approximately $0.7 million for the year ended December 31, 2010, primarily due to increases in salary expense reimbursements payable to Wells Core Advisor as a result of acquiring additional properties during 2011 and owning the properties acquired in 2010 for a full year. General and administrative expenses, as a percentage of total revenues, decreased to approximately 16% for the year ended December 31, 2011 from approximately 92% for the year ended December 31, 2010.
Acquisition fees and expenses increased to approximately $6.8 million for the year ended December 31, 2011 from approximately $0.7 million for the year ended December 31, 2010, primarily due to an increase in the amount of equity proceeds raised under this offering. We incur acquisition fees equal to 2% of gross offering proceeds raised. Please refer to Note 10 of our accompanying consolidated financial statements for additional details.
Interest expense increased to approximately $3.8 million for the year ended December 31, 2011 from approximately $0.3 million for the year ended December 31, 2010, primarily due to an increase in our average outstanding borrowings in connection with the acquisition of properties during 2011.
Our net loss increased to approximately $10.1 million for the year ended December 31, 2011 from approximately $1.5 million for the year ended December 31, 2010, primarily due to an approximately $5.0 million increase in our real estate operating loss and an increase in our interest expense of approximately $3.5 million. We sustained a net loss for the year ended December 31, 2011 as a result of incurring a real estate operating loss of approximately $6.2 million and interest expense of approximately $3.8 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $6.8 million, which were funded with proceeds raised from the sale of our common stock under this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties in 2010 and 2011. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of consummating the acquisitions in advance of raising investor proceeds under this offering. Our net loss per share improved to $2.26 for the year ended December 31, 2011 from approximately $13.48 for the year ended December 31, 2010 due to an approximate increase in weighted-average shares outstanding of 4.3 million shares, offset by the increase in our net loss.
Funds From Operations, Modified Funds From Operations and Adjusted Funds From Operations
Funds from Operations ("FFO"), as defined by NAREIT, is a non-GAAP financial measure considered by some equity REITs in evaluating operating performance. FFO is computed as GAAP net income (loss), adjusted to exclude: extraordinary items, gains (or losses) from property sales (including deemed sales and settlements of pre-existing relationships), depreciation and amortization of real estate assets, impairment write-downs for depreciable real estate, and adjustments for earnings allocated to noncontrolling interests in consolidated partnerships. We believe it is useful to consider GAAP net income, adjusted to exclude the above-mentioned items, when assessing our performance because excluding the above-described adjustments highlights the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be readily apparent from GAAP net income alone.
We do not, however, believe that FFO is the best measure of the sustainability of our operating performance. Changes in GAAP accounting and reporting rules that were put into effect after the establishment of NAREIT's definition of FFO in 1999 result in the inclusion of a number of items in FFO that do not correlate with the sustainability of our operating performance (e.g., acquisition expenses and amortization of certain in-place lease intangible assets and liabilities, among others). Therefore, in addition to FFO, we present the additional supplemental measures described below.
The Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as modified funds from operations ("MFFO"), which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs. Because MFFO excludes costs that are considered more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect operations only in periods in which properties are acquired, MFFO can provide, on a going-forward basis, an indication of the sustainability of operating performance after the period in which properties are acquired. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after this offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities.
We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. Our MFFO calculation complies with the IPA's Practice Guideline and excludes the following income and expenses:

•
Additional amortization of lease assets (liabilities). GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions. As a result, management believes that, by excluding these charges, MFFO provides useful supplemental information that is reflective of the performance of our real estate investments and that is useful in assessing the sustainability of our operations.

•
Straight-line rental income. In accordance with GAAP, rental payments are recognized as income on a straight-line basis over the terms of the respective leases. Thus, for any given period, straight-line rental income represents the difference between the contractual rental billings for that period and the average rental billings over the lease term for the same length of time. This application results in income recognition that can differ significantly from the current contract terms. By adjusting for this item, we believe MFFO provides useful supplemental information reflective of the realized economic impact of our leases, which is useful in assessing the sustainability of our operating performance.

•
Real estate acquisition-related costs. Acquisition expenses are incurred for investment purposes (i.e., to promote portfolio appreciation and generation of future earnings over the long term) and, therefore, do not correlate with the ongoing operations of our portfolio. We believe that excluding these items from MFFO provides supplemental information indicative of the sustainability of our operations. This exclusion also improves comparability of our reporting periods and of our company with other real estate operators.

Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation than they are during the period after their capital raising activities have ceased. As disclosed in this prospectus, we will use the proceeds raised under this offering to acquire properties, repay indebtedness used to acquire properties, and increase our borrowing capacity. We have opted to use substantial short-term and medium-term borrowings to acquire properties in advance of raising equity proceeds under this offering in order to more quickly build a larger and more diversified portfolio. In conjunction with certain acquisitions, we may enter into a master lease agreement with the seller, whereby the seller is obligated to pay us rent pertaining to certain spaces impacted by existing rental abatements. As such, in addition to the above items prescribed by IPA's Practice Guideline, we also adjust for noncash interest expense and master lease proceeds. Noncash interest expense represents amortization of financing costs paid to secure short-term and medium-term borrowings. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio. In accordance with GAAP, master lease proceeds are recorded as an adjustment to the basis of real estate assets at the time of acquisition, and, accordingly, are not included in revenues, net income, or FFO. This application results in income recognition that can differ significantly from current contract terms. Management believes that the measure resulting from an adjustment to MFFO for noncash interest expense and master lease proceeds, which we refer to as adjusted funds from operations ("AFFO"), provides supplemental information that (i) allows for better comparability of reporting periods and (ii) is reflective of the realized economic impact of our leases (including master leases) that is useful in assessing the sustainability of our operating performance. We also believe that AFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in significant acquisition and short-term borrowing activities.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO, MFFO, and AFFO the same way, so comparisons with other REITs may not be meaningful. FFO, MFFO and AFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.
Reconciliations of our net loss to FFO, MFFO and AFFO for the years ended December 31, 2012, 2011, and 2010 are provided below:

	Years ended December 31,
	2012	2011	2010
Reconciliation of Net Loss to FFO, MFFO and AFFO:
Net loss	$(8,484,523)	$(10,071,668)	$(1,543,623)
Adjustments:
Depreciation of real estate assets	12,422,906	4,484,518	252,225
Amortization of lease-related costs	7,695,172	2,480,235	88,795
Total Funds From Operations adjustments	20,118,078	6,964,753	341,020
Funds From Operations	11,633,555	(3,106,915)	(1,202,603)

Other income (expenses) included in net loss that do not correlate with our operations:
Additional amortization of lease assets	2,159,349	1,019,736	22,000
Straight-line rental income	(3,056,134)	(793,750)	(38,515)
Real estate acquisition-related costs	5,912,302	6,784,605	668,855
Total Modified Funds From Operations adjustments	5,015,517	7,010,591	652,340
Modified Funds From Operations	16,649,072	3,903,676	(550,263)

Noncash interest expense	2,092,435	1,199,324	152,990
Master lease proceeds	1,324,949	535,038	—
Adjusted Funds From Operations	$20,066,456	$5,638,038	$(397,273)
Portfolio Information
As of December 31, 2012, we owned 13 office properties located in eight states. As of December 31, 2012, our office properties were approximately 99.5% leased, with an average lease term remaining of approximately seven years.
As of December 31, 2012, our highest tenant concentrations were as follows:

Tenant	2012 Annualized Base Rent(1)	Percentage of 2012 Annualized Base Rent
State Farm Mutual Auto Insurance Co.	$10,262,309	15%
Time Warner Cable	9,072,894	13%
GE Oil & Gas, Inc.	6,781,028	10%
Science Applications International Corporation	6,086,446	9%
T-Mobile West	5,668,181	8%
	$37,870,858	55%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2012, multiplied by 12 months. The amount reflects total rent before rent abatements.

As of December 31, 2012, our highest tenant industry concentrations were as follows:

Industry	2012 Annualized Base Rent(1)	Rentable Square Feet	Percentage of 2012 Annualized Base Rent
Communication	$17,976,095	688,310	26%
Insurance Carriers	17,912,247	780,970	26%
Business Services	7,700,093	255,009	11%
Electronic And Other Electric Equipment	6,781,028	184,082	10%
Chemicals And Allied Products	4,922,503	164,839	7%
	$55,291,966	2,073,210	80%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2012, multiplied by 12 months. The amount reflects total rent before rent abatements.

As of December 31, 2012, our highest geographic concentrations by metropolitan statistical area ("MSA") were as follows:

MSA	2012 Annualized Base Rent(1)	Rentable Square Feet	Percentage of 2012 Annualized Base Rent
Houston	$12,944,037	386,335	19%
Atlanta	12,267,891	583,690	18%
Chicago	9,498,928	336,952	13%
Northern Virginia	9,096,813	268,240	13%
Dallas	8,735,886	403,809	12%
	$52,543,555	1,979,026	75%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2012, multiplied by 12 months. The amount reflects total rent before rent abatements.

The following table shows lease expirations of our office properties as of December 31, 2012, and during each of the next 10 years and thereafter. This table assumes no exercise of renewal options or termination rights.

Year of Lease Expiration	2012 Annualized Base Rent(1)	Rentable Square Feet Expiring	Percentage of 2012 Annualized Base Rent
Vacant	$—	14,134	—%
2013	201,103	5,849	0%
2014	248,409	11,872	0%
2015	2,178,782	67,855	3%
2016	459,066	15,316	1%
2017	16,448,283	649,151	24%
2018	5,185,226	180,819	7%
2019	21,598,807	644,926	31%
2020	2,568,701	127,668	4%
2021	3,592,770	126,506	5%
2022	6,268,936	259,503	9%
Thereafter	10,805,676	519,928	16%
	$69,555,759	2,623,527	100%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2012, multiplied by 12 months. The amount reflects total rent before rent abatements.

Election as a REIT
We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") and have operated as such beginning with our taxable year ended December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.
Wells Core REIT TRS, LLC ("Wells Core TRS") is a wholly owned subsidiary of Wells Core Office Income REIT that is organized as a Delaware limited liability company. We have elected to treat Wells Core TRS as a taxable REIT subsidiary. We may perform additional, noncustomary services for tenants of buildings that we own through Wells Core TRS, including any real estate or non-real-estate-related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets.
Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized. No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the provision relating to Wells Core TRS, as we made distributions in excess of taxable income for the periods presented.
We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements. We record interest and penalties related to uncertain tax positions, if any, as general and administrative expense in the accompanying consolidated statements of operations.
Inflation
We are exposed to inflation risk, as income from long-term leases is intended to be the primary source of our cash flows from operations. As is true for our current leases, we anticipate that there will be provisions in the majority of our future tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions could include rent steps; reimbursement billings for operating expense pass-through charges; real estate tax and insurance reimbursements on a per-square-foot basis; or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.
Investment in Real Estate Assets
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the assets to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term
Evaluating the Recoverability of Real Estate Assets
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable.
When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.
Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on our estimate of their fair values.
The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.
Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor
As further described below, in-place leases where we are the lessor may have values related to direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

•
Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of tenant relationships is calculated based on the expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and are amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of December 31, 2012 and 2011, we had the following gross intangible in-place lease assets and liabilities:

	As of December 31, 2012
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$14,046,354	$52,657,411	$27,081,019	$1,798,374
Accumulated Amortization	(3,010,440)	(6,901,920)	(3,176,459)	(147,370)
Net	$11,035,914	$45,755,491	$23,904,560	$1,651,004

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

For the years ended December 31, 2012, 2011, and 2010 we recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ended December 31:
2012	$2,072,402	$5,333,188	$2,317,185	$117,624
2011	$948,181	$1,651,581	$827,149	$29,746
2010	$22,000	$39,074	$49,721	$—
The remaining net intangible lease assets and liabilities as of December 31, 2012 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ending December 31:
2013	2,334,650	7,518,960	3,489,793	346,243
2014	2,315,385	7,383,644	3,486,073	346,243
2015	2,196,627	7,143,411	3,367,226	343,758
2016	2,149,989	6,708,133	3,249,563	115,146
2017	1,106,016	5,288,517	2,782,250	115,146
Thereafter	933,247	11,712,826	7,529,655	384,468
Total	$11,035,914	$45,755,491	$23,904,560	$1,651,004
Weighted-Average Amortization Period	5 years	7 years	8 years	6 years
Evaluating the Recoverability of Intangible Assets and Liabilities
The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For lease extensions of in-place leases that are executed more than one year prior to the original lease expiration date, the useful life of the intangible lease assets and liabilities will be extended over the new lease term with the exception of those components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.
Related-Party Transactions and Agreements
We have entered into agreements with Wells Core Advisor, Wells Investment Securities, and Wells Management whereby we pay certain fees and reimbursements to Wells Core Advisor, Wells Investment Securities, and Wells Management for acquisition fees, selling commissions, dealer-manager fees, property management fees, asset management fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 10 to our accompanying consolidated financial statements included herein for a discussion of the various related-party agreements and the related transactions, fees, and reimbursements. For the year ended December 31, 2012, the aggregate amount of fees and expense reimbursements incurred by us pursuant to related-party transactions and agreements with Wells Core Advisor, Wells Investment Securities, Wells Management, and their affiliates (including fees or changes paid to Wells Core Advisor, Wells Investment Securities, Wells Management, and their affiliates by third parties doing business with us) was approximately $35.1 million, of which approximately $17.0 million was re-allowed to participating broker/dealers by Wells Investment Securities.
Commitments and Contingencies
We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 6, Note 8 and Note 10 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	obligations under capital leases;

•	commitments under existing lease agreements;

•	the advisory agreement;

•	the dealer-manager agreement; and

•	the master property management, leasing, and construction agreement.
Subsequent Event
Declaration of Distributions

On February 28, 2013, our board of directors declared distributions for stockholders of record from March 16, 2013 through June 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share. We expect to pay this distribution in June 2013.

Experts
The following information supplements the disclosure in the prospectus under the heading “Experts.”
The consolidated financial statements and the consolidated financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and the financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wells Core Office Income REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Wells Core Office Income REIT, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a)2. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wells Core Office Income REIT, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 11, 2013

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
Assets:
Real estate assets, at cost:
Land	$55,733,041	$29,662,900
Buildings and improvements, less accumulated depreciation of $17,103,968 and $4,736,743 as of December 31, 2012 and 2011, respectively	414,793,340	224,467,544
Intangible lease assets, less accumulated amortization of $9,912,360 and $2,660,836 as of December 31, 2012 and 2011, respectively	56,791,405	35,569,852
Construction in progress	23,137	1,643,029
Total real estate assets	527,340,923	291,343,325
Cash and cash equivalents	15,955,896	4,690,866
Tenant receivables, net of allowance for doubtful accounts of $22,890 and $0 as of December 31, 2012 and 2011, respectively	4,184,620	1,793,734
Prepaid expenses and other assets	678,421	814,217
Deferred financing costs, less accumulated amortization of $2,279,275 and $1,299,125 as of December 31, 2012 and 2011, respectively	3,685,305	3,329,017
Intangible lease origination costs, less accumulated amortization of $3,176,459 and $876,870 as of December 31, 2012 and 2011, respectively	23,904,560	10,726,870
Deferred lease costs, less accumulated amortization of $352,176 and $102,806 as of December 31, 2012 and 2011, respectively	7,067,817	1,472,946
Investments in development authority bonds	115,000,000	—
Total assets	$697,817,542	$314,170,975

Liabilities:
Lines of credit	$96,000,000	$85,000,000
Notes payable	124,900,000	35,954,895
Accounts payable and accrued expenses	8,238,360	5,414,420
Accrued capital expenditures and deferred lease costs	5,385,438	1,457,626
Due to affiliates	715,303	684,914
Distributions payable	1,075,114	583,537
Deferred income	3,929,626	2,127,152
Intangible lease liabilities, less accumulated amortization of $147,370 and $29,746 as of December 31, 2012 and 2011, respectively	1,651,004	1,075,337
Obligations under capital leases	115,000,000	—
Total liabilities	356,894,845	132,297,881

Commitments and Contingencies (Note 6)

Redeemable Common Stock	5,080,308	2,538,167

Stockholders' Equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 17,548,812 and 9,043,589 shares issued and outstanding as of December 31, 2012 and 2011, respectively	175,488	90,436
Additional paid-in capital	388,347,427	200,198,600
Cumulative distributions in excess of earnings	(47,246,703)	(18,415,942)
Redeemable common stock	(5,080,308)	(2,538,167)
Accumulated other comprehensive loss	(353,515)	—
Total stockholders' equity	335,842,389	179,334,927
Total liabilities, redeemable common stock and stockholders' equity	$697,817,542	$314,170,975
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2012	2011	2010
Revenues:
Rental income	$38,199,442	$13,520,603	$656,991
Tenant reimbursements	9,771,959	4,998,794	98,398
Other property income	39,714	—	—
	48,011,115	18,519,397	755,389
Expenses:
Property operating costs	14,887,050	6,566,757	226,126
Asset and property management fees:
Related-party	3,600,057	1,280,985	28,664
Other	354,890	157,122	15,459
Depreciation	12,422,906	4,484,518	252,225
Amortization	7,695,172	2,480,235	88,795
General and administrative	4,814,146	2,943,673	695,311
Acquisition fees and expenses	5,912,302	6,784,605	668,855
	49,686,523	24,697,895	1,975,435
Real estate operating loss	(1,675,408)	(6,178,498)	(1,220,046)
Other income (expense):
Interest expense	(6,708,077)	(3,804,185)	(319,956)
Other income	73,278	3,289	18
	(6,634,799)	(3,800,896)	(319,938)
Loss before income tax expense	(8,310,207)	(9,979,394)	(1,539,984)
Income tax expense	(174,316)	(92,274)	(3,639)
Net loss	$(8,484,523)	$(10,071,668)	$(1,543,623)

Per-share net loss – basic and diluted	$(0.63)	$(2.26)	$(13.48)
Weighted-average common shares outstanding – basic and diluted	13,542,837	4,452,157	114,526
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2012	2011	2010
Net loss	$(8,484,523)	$(10,071,668)	$(1,543,623)
Other comprehensive loss:
Market value adjustment to interest rate swap	(353,515)	—	—
Comprehensive loss	$(8,838,038)	$(10,071,668)	$(1,543,623)
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount
Balance, December 31, 2009	8,000	$80	$199,920	$—	$—	$—	$200,000

Issuance of common stock	813,995	8,140	20,339,449	—	—	—	20,347,589
Increase in redeemable common stock	—	—	—	—	(42,703)	—	(42,703)
Distributions to common stockholders ($0.26 per share)	—	—	—	(126,910)	—	—	(126,910)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(1,928,877)	—	—	—	(1,928,877)
Other offering costs	—	—	(404,721)	—	—	—	(404,721)
Net loss	—	—	—	(1,543,623)	—	—	(1,543,623)
Balance, December 31, 2010	821,995	$8,220	$18,205,771	$(1,670,533)	$(42,703)	$—	$16,500,755

Issuance of common stock	8,233,021	82,330	205,591,435	—	—	—	205,673,765
Redemption of common stock	(11,427)	(114)	(285,527)	—	—	—	(285,641)
Increase in redeemable common stock	—	—	—	—	(2,495,464)	—	(2,495,464)
Distributions to common stockholders ($1.46 per share)	—	—	—	(6,673,741)	—	—	(6,673,741)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(19,265,055)	—	—	—	(19,265,055)
Other offering costs	—	—	(4,048,024)	—	—	—	(4,048,024)
Net loss	—	—	—	(10,071,668)	—	—	(10,071,668)
Balance, December 31, 2011	9,043,589	$90,436	$200,198,600	$(18,415,942)	$(2,538,167)	$—	$179,334,927

Issuance of common stock	8,671,042	86,710	216,195,320	—	—	—	216,282,030
Redemption of common stock	(165,819)	(1,658)	(4,012,675)	—	—	—	(4,014,333)
Increase in redeemable common stock	—	—	—	—	(2,542,141)	—	(2,542,141)
Distributions to common stockholders ($1.50 per share)	—	—	—	(20,346,238)	—	—	(20,346,238)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(19,654,903)	—	—	—	(19,654,903)
Other offering costs	—	—	(4,378,915)	—	—	—	(4,378,915)
Net loss	—	—	—	(8,484,523)	—	—	(8,484,523)
Market value adjustment to interest rate swap	—	—	—	—	—	(353,515)	(353,515)
Balance, December 31, 2012	17,548,812	$175,488	$388,347,427	$(47,246,703)	$(5,080,308)	$(353,515)	$335,842,389

See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities:
Net loss	$(8,484,523)	$(10,071,668)	$(1,543,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Straight-line rental income	(3,056,134)	(793,750)	(38,515)
Depreciation	12,422,906	4,484,518	252,225
Amortization	9,854,521	3,499,971	110,795
Noncash interest expense	2,092,435	1,199,324	152,990
Changes in assets and liabilities, net of acquisitions:
Decrease (increase) in other tenant receivables, net	665,248	(941,708)	(19,761)
Decrease (increase) in prepaid expenses and other assets	135,796	(445,070)	(369,147)
Increase in accounts payable and accrued expenses	659,165	3,137,331	389,076
(Decrease) increase in due to affiliates	(49,305)	242,789	219,481
Increase in deferred income	1,802,474	1,976,793	150,359
Net cash provided by (used in) operating activities	16,042,583	2,288,530	(696,120)

Cash Flows from Investing Activities:
Investment in real estate	(269,490,488)	(277,245,814)	(29,426,144)
Deferred lease costs paid	(1,324,176)	(797,715)	—
Net cash used in investing activities	(270,814,664)	(278,043,529)	(29,426,144)

Cash Flows from Financing Activities:
Due to affiliates	—	(293,543)	293,543
Deferred financing costs paid	(2,448,723)	(3,450,543)	(1,230,788)
Proceeds from lines of credit and notes payable	373,931,984	252,250,000	25,625,000
Repayments of lines of credit and notes payable	(273,986,879)	(148,570,105)	(8,350,000)
Issuance of common stock	215,977,971	205,282,643	20,322,428
Redemptions of common stock	(3,932,516)	(285,641)	—
Distributions paid to stockholders	(10,466,302)	(3,249,310)	(42,746)
Distributions paid to stockholders and reinvested in shares of our common stock	(9,388,359)	(2,881,437)	(43,621)
Commissions on stock sales and related dealer-manager fees paid	(19,302,306)	(18,779,979)	(1,832,253)
Other offering costs paid	(4,347,759)	(4,009,228)	(386,291)
Net cash provided by financing activities	266,037,111	276,012,857	34,355,272
Net change in cash and cash equivalents	11,265,030	257,858	4,233,008
Cash and cash equivalents, beginning of period	4,690,866	4,433,008	200,000
Cash and cash equivalents, end of period	$15,955,896	$4,690,866	$4,433,008
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2011 AND 2010

1.	Organization
Wells Core Office Income REIT, Inc. ("Wells Core Office Income REIT") was formed on July 3, 2007 as a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT"). Substantially all of Wells Core Office Income REIT's business is conducted through Wells Core Office Income Operating Partnership, L.P. ("Wells Core OP"), a Delaware limited partnership formed on July 3, 2007. Wells Core Office Income REIT is the sole general partner of Wells Core OP. Wells Core Office Income Holdings, LLC ("Wells Core Holdings"), a Delaware limited liability company formed on November 6, 2009, is the sole limited partner of Wells Core OP. Wells Core Office Income REIT owns 100% of the interests of Wells Core Holdings and possesses full legal control and authority over the operations of Wells Core OP and Wells Core Holdings. In addition, Wells Core OP formed Wells Core REIT TRS, LLC ("Wells Core TRS"), a wholly owned subsidiary organized as a Delaware corporation, on December 13, 2011 (see Note 2). References to Wells Core Office Income REIT herein shall include Wells Core Office Income REIT and all subsidiaries of Wells Core Office Income REIT, including Wells Core OP, Wells Core Holdings and Wells Core TRS, unless stated otherwise.
On June 10, 2010, Wells Core Office Income REIT commenced its initial public offering of up to 230,000,000 shares of common stock (the "Initial Offering") pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, as amended, with 30,000,000 of those shares being offered through the Wells Core Office Income REIT Distribution Reinvestment Plan ("DRP"). Under the Initial Offering, the primary shares are offered at a price of $25.00 per share, with discounts available to certain categories of purchases, and DRP shares are offered at a price of $23.75 per share. On September 29, 2010, Wells Core Office Income REIT received and accepted subscriptions under the Initial Offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. On January 29, 2012, the board of directors of Wells Core Office Income REIT approved an extension of the termination date of the Initial Offering from June 10, 2012 to June 10, 2013. On September 19, 2012, Wells Core Office Income REIT's board of directors determined that it is currently in Wells Core Office Income REIT's best interest not to conduct a follow-on public offering of shares of Wells Core Office Income REIT's common stock. Therefore, the Initial Offering is expected to terminate on June 10, 2013, pursuant to its terms.
As of December 31, 2012, Wells Core Office Income REIT had raised offering proceeds under the Initial Offering of approximately $441.6 million from the sale of approximately 17.7 million shares of common stock. After deductions from such gross offering proceeds for selling commissions and dealer-manager fees of approximately $40.1 million, acquisition fees of $8.8 million, and other offering expenses of approximately $8.8 million, Wells Core Office Income REIT had raised aggregate net offering proceeds of approximately $383.9 million, including net offering proceeds from the DRP of approximately $11.8 million. As of December 31, 2012, substantially all of Wells Core Office Income REIT's net offering proceeds have been invested in real properties and related assets, and approximately 182.8 million shares remain available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.
Wells Core Office Income REIT operates a diversified portfolio of commercial real estate consisting primarily of high-quality, income-generating office properties located in the United States and leased or pre-leased to creditworthy companies. Wells Core Office Income REIT may continue to invest in office and industrial properties at all stages of development, from those under construction to those with established operating histories. As of December 31, 2012, Wells Core Office Income REIT owned 13 office properties consisting of approximately 2.6 million square feet. As of December 31, 2012, these office properties were 99.5% leased.
Wells Core Office Income REIT executed an agreement with Wells Core Office Income REIT Advisory Services, LLC (the "Advisor"), under which the Advisor will perform certain key functions on behalf of Wells Core Office Income REIT, including, among others, the investment of capital proceeds and management of day-to-day operations (the "Advisory Agreement"). On September 19, 2012, the Advisory Agreement was renewed through June 10, 2013. The Advisor is a wholly owned subsidiary of Wells Real Estate Funds, Inc. ("WREF") and has contracted with Wells Capital, Inc. ("Wells Capital") and Wells Management Company, Inc. ("Wells Management"), also wholly owned subsidiaries of WREF, to engage their employees to carry out, among others, the key functions enumerated above on behalf of Wells Core Office Income REIT.
Wells Core Office Income REIT's stock is not listed on a national securities exchange. However, Wells Core Office Income REIT's charter requires that in the event that Wells Core Office Income REIT's stock is not listed on a national securities exchange by July 31, 2020, Wells Core Office Income REIT must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells Core Office Income REIT seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells Core Office Income REIT would then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Core Office Income REIT seeks and does not obtain approval to liquidate, Wells Core Office Income REIT would not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The consolidated financial statements of Wells Core Office Income REIT have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, Wells Core TRS, and any variable interest entity ("VIE") in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, or Wells Core TRS, was deemed the primary beneficiary. With respect to entities that are not VIEs, Wells Core Office Income REIT's consolidated financial statements shall also include the accounts of any entity in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, Wells Core TRS, or its subsidiaries own a controlling financial interest and any limited partnership in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, Wells Core TRS, or its subsidiaries own a controlling general partnership interest. In determining whether Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, or Wells Core TRS has a controlling interest, the following factors are considered, among other things:  the ownership of voting interests, protective rights, and participatory rights of the investors.
All intercompany balances and transactions have been eliminated in consolidation.
Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2011-04, Fair Value Measurement Topic Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definition of "fair value," the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 was effective for Wells Core Office Income REIT for the period beginning on January 1, 2012. The adoption of ASU 2011-04 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.
In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income Topic Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 was effective for Wells Core

Office Income REIT for the period beginning January 1, 2012. In February 2013, the FASB issued Accounting Standards Update 2013-02, Comprehensive Income Topic Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 requires an entity to disclose information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to disclose significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount reclassified to net income in its entirety in the same reporting period is required under GAAP. For amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 will be effective for Wells Core Office Income REIT for the period beginning on January 1, 2013. The adoption of ASU 2011-05 and ASU 2013-02 have not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.
Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.
Fair Value Measurements
Wells Core Office Income REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:
Level 1 - Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.
Level 2 - Assets and liabilities valued based on observable market data for similar instruments.
Level 3 - Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.
Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. Additionally, Wells Core Office Income REIT capitalizes interest while the development of a real estate asset is in progress. There was no interest capitalized during the years ended December 31, 2012 and 2011. All costs incurred in connection with acquiring acquisitions, including acquisition fees payable to the Advisor (see Note 10), and repairs and maintenance costs are expensed as incurred.
Wells Core Office Income REIT is required to make subjective assessments as to the useful lives of our depreciable assets. Wells Core Office Income REIT considers the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. Wells Core Office Income REIT's real estate assets are depreciated or amortized using the straight-line method. The estimated useful lives of our assets by class are as follows:

Building	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets
Wells Core Office Income REIT continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells Core Office Income REIT has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, Wells Core Office Income REIT assesses the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, Wells Core Office Income REIT adjusts the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognizes an impairment loss. Estimated fair values are determined based on the following information, dependent upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. Wells Core Office Income REIT has determined that there has been no  impairment in the carrying value of real estate assets and related intangible assets held by Wells Core Office Income REIT to date.
Projections of expected future operating cash flows require that management estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of Wells Core Office Income REIT's real estate assets and related intangible assets and net income (loss).
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of real properties, Wells Core Office Income REIT allocates the purchase price of properties to tangible assets, consisting of land, building, and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on Wells Core Office Income REIT's estimate of their fair values. Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions.
The fair values of the tangible assets of an acquired property (which includes land, building, and site improvements) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building, and site improvements based on management's determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

Intangible Assets and Liabilities Arising from In-Place Leases where Wells Core Office Income REIT is the Lessor
As further described below, in-place leases with Wells Core Office Income REIT as the lessor may have values related to direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates.

•
Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

As of December 31, 2012 and 2011, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

	December 31, 2012
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$14,046,354	$52,657,411	$27,081,019	$1,798,374
Accumulated Amortization	(3,010,440)	(6,901,920)	(3,176,459)	(147,370)
Net	$11,035,914	$45,755,491	$23,904,560	$1,651,004

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

For the years ended December 31, 2012, 2011, and 2010 Wells Core Office Income REIT recognized the following amortization of intangible lease assets and liabilities:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ended December 31:
2012	$2,072,402	$5,333,188	$2,317,185	$117,624
2011	$948,181	$1,651,581	$827,149	$29,746
2010	$22,000	$39,074	$49,721	$—
The remaining net intangible lease assets and liabilities as of December 31, 2012 will be amortized as follows:

	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
For the year ending December 31:
2013	2,334,650	7,518,960	3,489,793	346,243
2014	2,315,385	7,383,644	3,486,073	346,243
2015	2,196,627	7,143,411	3,367,226	343,758
2016	2,149,989	6,708,133	3,249,563	115,146
2017	1,106,016	5,288,517	2,782,250	115,146
Thereafter	933,247	11,712,826	7,529,655	384,468
Total	$11,035,914	$45,755,491	$23,904,560	$1,651,004
Weighted-Average Amortization Period	5 years	7 years	8 years	6 years

Evaluating the Recoverability of Intangible Assets and Liabilities

The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and Wells Core Office Income REIT is required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, Wells Core Office Income REIT reduces the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For lease extensions of in-place leases that are executed more than one year prior to the original lease expiration date, the useful life of the intangible lease assets and liabilities will be extended over the new lease term with the exception of those components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.
Cash and Cash Equivalents
Wells Core Office Income REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and may consist of investments in money market accounts. There are no restrictions on the use of Wells Core Office Income REIT's cash balances as of December 31, 2012 and 2011.
Tenant Receivables, Net
Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and, if necessary, will provide allowances for such balances, or portions thereof, as they become uncollectible in general and administrative expenses.
Wells Core Office Income REIT adjusted the allowance for doubtful accounts by recording a provision for doubtful accounts, net of recoveries, in general and administrative expenses of $22,890 and $0 for the years ended December 31, 2012 and 2011, respectively.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets are primarily comprised of escrowed cash, which represents deposits paid in connection with future acquisitions and borrowings; escrow accounts held by lenders to pay future real estate taxes, insurance, and tenant improvements; prepaid taxes and insurance; utility deposits; and prepaid director fees. Prepaid expenses and other assets are expensed as incurred or reclassified to other asset accounts upon being put into service in future periods.
Deferred Financing Costs
Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized over the term of the related financing arrangements. Wells Core Office Income REIT recognized amortization of deferred financing costs for the years ended December 31, 2012, 2011, and 2010 of approximately $2.1 million, $1.2 million, and $0.2 million respectively, which is included in interest expense in the accompanying consolidated statements of operations.
Deferred Lease Costs
Deferred lease costs include (i) costs incurred to procure leases, which are capitalized and recognized as amortization expense on a straight-line basis over the terms of the leases and (ii) common area maintenance costs that are recoverable from tenants under the terms of the existing leases; such costs are capitalized and recognized as operating expenses over the shorter of the lease term or the recovery period provided for in the lease. Wells Core Office Income REIT recognized amortization of deferred lease costs of $0.2 million, $0.1 million, and $0 for the years ended December 31, 2012, 2011, and 2010 respectively. Upon receiving notification of a tenant's intention to terminate a lease, unamortized deferred lease costs are amortized over the shortened lease period.
Investments in Development Authority Bonds and Obligations Under Capital Leases

In connection with the acquisition of the 64 & 66 Perimeter Center Buildings, Wells Core Office Income REIT has assumed investments in development authority bonds and corresponding obligations under capital leases of land and buildings totaling $115.0 million. The local development authority issued bonds to a developer to finance the renovation of these buildings, which was then leased back to the developer under a capital lease. This structure enabled the developer to receive property tax abatements over the concurrent terms of the development authority bonds and capital leases. The remaining property tax abatement benefits transferred to Wells Core Office Income REIT upon assumption of the bonds and corresponding capital leases at acquisition. The development authority bonds and the obligations under the capital leases are both recorded at their net present values, which Wells Core Office Income REIT believes approximate fair value. The related amounts of interest income and expense are recognized as earned in equal amounts and, accordingly, do not impact net income (loss).

Fair Value of Debt Instruments
Wells Core Office Income REIT applied the provisions of the accounting standard for fair value measurements and disclosures in estimations of fair value of its debt instruments based on Level 2 assumptions. The fair values of its debt instruments were based on discounted cash flow analysis using the current market borrowing rates for similar types of borrowing arrangements as of the measurement dates (see Note 4 for additional information). The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Redeemable Common Stock

Under Wells Core Office Income REIT's share redemption program, as amended ("Amended SRP"), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells Core Office Income REIT. As a result, Wells Core Office Income REIT records redeemable common stock in the temporary equity section of its consolidated balance sheet. Wells Core Office Income REIT's Amended SRP currently requires Wells Core Office Income REIT to honor redemption requests made within two years following a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of costs of confinement to a long-term care facility, of a stockholder, subject to certain limitations. Wells Core Office Income REIT's capacity to honor redemptions is limited to the lesser of (i) the amount of net proceeds raised under the DRP during the immediately preceding 12-month period, or (ii) 5% of the weighted-average numbers of shares outstanding in the immediately preceding 12-month period. Accordingly, as of December 31, 2012 and 2011, redeemable common stock is measured at an amount equal to the net proceeds raised under the DRP during the immediately preceding 12-month period.

Preferred Stock
Wells Core Office Income REIT is authorized to issue up to 10.0 million shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells Core Office Income REIT's board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells Core Office Income REIT's common stock. To date, Wells Core Office Income REIT has not issued any shares of preferred stock.
Common Stock
The par value of Wells Core Office Income REIT's issued and outstanding shares of common stock is recorded as common stock. The remaining gross proceeds are recorded as additional paid-in capital. See Note 7.
Distributions
In order to qualify to be taxed as a REIT, Wells Core Office Income REIT is required by the Internal Revenue Code of 1986, as amended (the "Code") to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders. Distributions to the stockholders are determined by the board of directors of Wells Core Office Income REIT and are dependent upon a number of factors relating to Wells Core Office Income REIT, including funds available for payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Wells Core Office Income REIT's status as a REIT under the Code.
Revenue Recognition
All leases on real estate assets held by Wells Core Office Income REIT are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Lease termination fees are recorded as other property income and recognized once the tenant has lost the right to lease the space and Wells Core Office Income REIT has satisfied all obligations under the related lease or lease termination agreement.
In conjunction with certain acquisitions, Wells Core Office Income REIT has entered into master lease agreements with various sellers, whereby the sellers are obligated to pay rent pertaining to certain non-revenue-producing spaces either at the time of, or subsequent to, the property acquisition. These master leases were established at the time of acquisition to mitigate the potential negative effects of lost rental revenues and tenant reimbursement income. Wells Core Office Income REIT records payments received under master lease agreements as a reduction of the basis of the underlying property at the time of acquisition rather than rental and tenant reimbursement income. Wells Core Office Income REIT received proceeds from master leases of $1.3 million, $0.5 million, and $0 during the years ended December 31, 2012, 2011, and 2010, respectively.
Interest Rate Swaps
Wells Core Office Income REIT has entered into an interest rate swap contract, and may enter into future interest rate swap contracts, to hedge its exposure to changing interest rates on variable rate debt instruments (see Note 5). Wells Core Office Income REIT does not enter into derivative or interest rate transactions for speculative purposes; however, certain of its derivatives may not qualify for hedge accounting treatment. Wells Core Office Income REIT records the fair value of its interest rate swap either as prepaid expenses and other assets or as accounts payable and accrued expenses. Changes in the fair value of the effective portion of interest rate swaps that are designated as cash flow hedges are recorded as other comprehensive income (loss), while changes in the fair value of the ineffective portion of a hedge, if any, is recognized in earnings. Changes in the fair value of interest rate swaps that do not qualify for hedge accounting treatment, if any, are recorded as gain (loss) on interest rate swaps. Amounts received or paid under interest rate swap agreements are recorded as interest expense for contracts that qualify for hedge accounting treatment and as gain (loss) on interest rate swaps for contracts that do not qualify for hedge accounting treatment.
The following tables provide additional information related to Wells Core Office Income REIT's interest rate swaps as of December 31, 2012 and 2011:

		Estimated Fair Value as of
Instrument Type	Balance Sheet Classification	December 31, 2012	December 31, 2011
Derivatives designated as hedging instruments:
Interest rate swap	Accounts payable and accrued expenses	$(353,515)	$—
Wells Core Office Income REIT applied the provisions of the accounting standard for fair value measurements and disclosures in recording its interest rate swap at fair value. The fair value of the interest rate swap, classified under Level 2, was determined using a third-party proprietary model that is based on prevailing market data for contracts with matching durations, current and anticipated London Interbank Offered Rate ("LIBOR") information, and reasonable estimates about relevant future market conditions.
Earnings Per Share

Basic earnings (loss) per share is calculated as net income (loss) attributable to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share equals basic earnings (loss) per share, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted/exercised and the related proceeds were used to repurchase common shares. No shares have been granted or are outstanding under the 2010 Long-Term Incentive Plan (see Note 7); therefore, the 2010 Long-Term Incentive Plan does not currently impact diluted earnings (loss) per share. Therefore, basic earnings (loss) per share equals diluted earnings (loss) per share for each of the periods presented.

Income Taxes
Wells Core Office Income REIT has elected to be taxed as a REIT under the Code and has operated as such beginning with its taxable year ended December 31, 2010. To qualify as a REIT, Wells Core Office Income REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells Core Office Income REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Core Office Income REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal and state income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants Wells Core Office Income REIT relief under certain statutory provisions.
Wells Core Office Income REIT has elected to treat Wells Core TRS as a taxable REIT subsidiary. Wells Core Office Income REIT may perform certain additional, noncustomary services for tenants of its buildings through Wells Core TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells Core Office Income REIT to continue to qualify as a REIT, Wells Core Office Income REIT must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells Core Office Income REIT.
Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Deferred tax expense or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years. Valuation allowances are established to reduce deferred tax assets when it becomes more likely than not that such assets, or portions thereof, will not be realized. No provision for federal income taxes has been made in the accompanying consolidated financial statements, other than the provision relating to Wells Core TRS, as Wells Core Office Income REIT has made distributions in excess of taxable income for the periods presented.
Wells Core Office Income REIT is subject to certain state and local taxes related to property operations in certain locations, which have been provided for in the accompanying consolidated financial statements. Wells Core Office Income REIT records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.
Operating Segments
Wells Core Office Income REIT operates in a single reporting segment, and the presentation of Wells Core Office Income REIT's financial condition and performance is consistent with the way in which Wells Core Office Income REIT's operations are managed.

3.     Real Estate Acquisitions
During the years ended December 31, 2012 and 2011, Wells Core Office Income REIT acquired the following properties:

					Intangibles
Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination Costs	Intangible Lease Liabilities	Total Purchase Price(1)	Lease Details
2012
South Lake Building	Herndon, VA	3/22/2012	$9,008,108	$68,789,189	$8,701,014	$4,401,689	$—	$90,900,000	(2)
Four Parkway North Building	Deerfield, IL	7/2/2012	3,740,427	29,822,319	6,368,834	1,213,111	—	41,144,691	(3)
2275 Cabot Drive Building	Lisle, IL	9/5/2012	2,211,437	13,168,104	1,809,358	804,159	—	17,993,058	(4)
4650 Lakehurst Court Building	Columbus, OH	12/7/2012	2,493,556	17,247,093	3,636,435	1,350,676	—	24,727,760	(5)
64 & 66 Perimeter Center Buildings	Atlanta, GA	12/28/2012	8,616,613	71,537,699	8,111,502	7,725,239	(693,291)	95,297,762	(6)
2011
Westway I Building	Houston, TX	1/27/2011	2,300,000	24,645,922	3,106,918	947,160	—	31,000,000	(7)
Duke Bridges I & II Buildings	Frisco, TX	5/12/2011	7,143,737	31,895,277	7,962,752	1,998,234	—	49,000,000	(8)
Miramar Centre II Building	Miramar, FL	5/27/2011	3,204,401	14,719,570	2,230,262	767,403	—	20,921,636	(9)
7601 Technology Way Building	Denver, CO	6/27/2011	5,932,955	29,327,213	5,143,258	1,096,574	—	41,500,000	(10)
Westway II Building	Houston, TX	9/28/2011	2,511,552	58,760,267	7,936,504	2,210,166	(1,105,083)	70,313,406	(11)
Franklin Center Building	Columbia, MD	12/28/2011	6,091,847	46,216,808	9,645,423	3,045,922	—	65,000,000	(12)
Total			$53,254,633	$406,129,461	$64,652,260	$25,560,333	$(1,798,374)	$547,798,313

(1)
Purchase price is presented net of adjustments and exclusive of closing costs and acquisition fees and has been allocated to tangible assets, consisting of land, building and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on estimates of their fair values.

(2)	A ten-story office building containing approximately 268,200 rentable square feet that is 100% leased to two tenants with a weighted-average remaining lease term of seven years.

(3)	A five-story office building containing approximately 171,500 rentable square feet that is 100% leased to four tenants with a weighted-average remaining lease term of six years.

(4)	A three-story office building containing approximately 94,400 rentable square feet that is 100% leased to McCain Foods USA, Inc. with a lease expiration in May 2021.

(5)	A four-story office building containing approximately 164,600 rentable square feet that is 100% leased to Qwest Communications Company, LLC with a lease expiration in May 2022.

(6)	A 15-story and an eight-story office building containing approximately 583,700 rentable square feet that are 97.6% leased to eight tenants with a weighted-average remaining lease term of 10 years.

(7)	A three-story office building containing approximately 144,000 rentable square feet that is 100% leased to three tenants with a weighted-average remaining lease term of four years.

(8)	Two three-story office buildings containing approximately 284,200 rentable square feet that are 100% leased to two tenants with a weighted-average remaining lease term of four years.

(9)	A four-story office building containing approximately 96,400 rentable square feet that is 100% leased to Humana Medical Plan, Inc. with a lease expiration in December 2017.

(10)	A six-story office building containing approximately 182,900 rentable square feet that is 100% leased to Jackson National Life Insurance Company with a lease expiration in March 2017.

(11)	A ten-story office building containing approximately 242,400 rentable square feet that is 100% leased to four tenants with a weighted-average remaining lease term of seven years.

(12)	A seven-story office building containing approximately 200,600 rentable square feet that is 100% leased to two tenants with a weighted-average remaining lease term of seven years.

For the periods from the respective dates of acquisition through December 31, 2012, Wells Core Office Income REIT recognized the following amounts related to the properties acquired in 2012:

Property Name	Acquisition Dates	Revenues	Net Income (Loss)	Acquisition- related Expenses(1)
South Lake Building	3/22/2012	$7,579,458	$1,161,453	$758,327
Four Parkway North Building	7/2/2012	2,514,911	96,892	228,303
2275 Cabot Drive Building	9/5/2012	843,834	112,975	62,639
4650 Lakehurst Court Building	12/7/2012	255,947	(34,152)	112,103
64 & 66 Perimeter Center Buildings	12/28/2012	99,591	(199,593)	223,441
Total		$11,293,741	$1,137,575	$1,384,813

(1)	Acquisition-related expenses are recorded as acquisition fees and expenses in the accompanying consolidated statement of operations.
Pro Forma Financial Information for Real Estate Acquisitions (Unaudited)
The following unaudited pro forma information presented for the years ended December 31, 2012, 2011, and 2010 have been presented for Wells Core Office Income REIT to give effect to the acquisitions through December 31, 2012, including the Royal Ridge V Building and the 333 East Lake Street Building (the "2010 Acquisitions"), the Westway I Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the 7601 Technology Way Building, the Westway II Building, and the Franklin Center Building (the "2011 Acquisitions"), and the South Lake Building, the Four Parkway North Building, the 2275 Cabot Drive Building, the 4650 Lakehurst Court Building, and the 64 & 66 Perimeter Center Buildings (the "2012 Acquisitions") as if the acquisitions occurred on September 29, 2010 (the date Wells Core Office Income REIT commenced active operations). This unaudited pro forma financial information assumes the current lease agreements that were in place at the time of acquisition were in place for all periods presented. This unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions been consummated on September 29, 2010.

	Years ended December 31,
	2012	2011	2010
Revenues	$66,957,740	$66,684,286	17,192,481
Net loss	$(7,100,115)	$(8,733,557)	(1,125,686)
Per-share net loss – basic and diluted	$(0.40)	$(0.50)	(0.06)
Weighted-average common shares outstanding – basic and diluted	17,548,812	17,548,812	17,548,812

The following unaudited pro forma statements of operations presented for the years ended December 31, 2011 and 2010 have been presented for Wells Core Office Income REIT to give effect to the 2010 Acquisitions and the 2011 Acquisitions as if the acquisitions occurred on September 29, 2010. This unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions been consummated on September 29, 2010.

	Years ended December 31,
	2011	2010
Revenues	$35,170,956	$8,997,815
Net loss	$(9,471,522)	$(1,302,006)
Per-share net loss – basic and diluted	$(1.05)	$(0.14)
Weighted-average common shares outstanding – basic and diluted	$9,043,589	$9,043,589

4.     Lines of Credit and Notes Payable
As of December 31, 2012 and 2011, Wells Core Office Income REIT had the following indebtedness outstanding:

				Outstanding Balance as of
	Rate as of	Amortizing Debt		December 31, 2012	December 31, 2011
Facility	December 31, 2012	or Interest Only	Maturity
Wells Core Revolving Facility	4.00%(1)	Interest Only	9/26/2015	$96,000,000	$—
Wells Core Term Loan	1.87%(2)	Interest Only	9/26/2017	100,000,000	—
Technology Way Loan	2.21%(3)	Interest Only	6/27/2014	24,900,000	24,900,000
Amended Regions Credit Facility	(4)	Interest Only	11/19/2013	—	85,000,000
Royal Ridge V Loan	(5)	Amortizing Debt	11/1/2012	—	11,054,895
Total indebtedness				$220,900,000	$120,954,895

(1)
The Wells Core Revolving Facility bears interest at a rate based on, at the option of Wells Core Office Income REIT, (1) LIBOR plus a margin that varies from 1.75% to 2.50% based on our then current leverage ratio or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50%, or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus a margin that varies from 0.75% to 1.50% based on the then current leverage ratio.

(2)
The Wells Core Term Loan bears interest at a rate based on, at the option of Wells Core Office Income REIT, (1) LIBOR plus a margin that varies from 1.65% to 2.40% based on our then current leverage ratio or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50%, or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus a margin that varies from 0.65% to 1.40% based on the then current leverage ratio.

(3)	The Technology Way Loan bears interest based on, at the option of Wells Core Income Office REIT, LIBOR plus 2.00% or an alternate base rate, plus 1.00%.

(4)	The Amended Regions Credit Facility was repaid in full on September 26, 2012 in connection with the closing of the Wells Core Unsecured Debt Facility.

(5)	The Royal Ridge V Loan was repaid in full on September 26, 2012 in connection with the closing of the Wells Core Unsecured Debt Facility.
Wells Core Office Income REIT also had standby letters of credit outstanding of $18.7 million and $0.0 million at December 31, 2012 and 2011, respectively, which reduce the availability of funds under the Wells Core Revolving Facility. The outstanding letters of credit are for the benefit of State Farm Mutual Auto Insurance, Co. related to tenant improvement obligations under its lease at the 64 & 66 Perimeter Center Buildings. None of the letters of credit are recorded as a liability on the consolidated balance sheets, and they will be released upon completion of the tenant improvements.
Wells Core Unsecured Debt Facility
Wells Core Office Income REIT, through Wells Core OP, entered into an unsecured credit facility (the "Wells Core Unsecured Debt Facility") on September 26, 2012 with a syndicate of banks led by Regions Bank ("Regions"), U.S. Bank National Association ("U.S. Bank"), and JPMorgan Chase Bank, N.A. ("JPMorgan"). The Wells Core Unsecured Debt Facility replaced the credit facility, dated as of June 29, 2011 (the "Amended Regions Credit Facility"), by and between Wells Core OP, Regions and U.S. Bank and repaid the outstanding balance on the mortgage loan with Jackson National Life Insurance Company (the "Royal Ridge V Loan").
Under the Wells Core Unsecured Debt Facility, Wells Core Office Income REIT may borrow up to a total of $300 million (the "Facility Amount"), subject to availability. The Facility Amount is comprised of a revolving credit facility in an amount up to $200 million (the "Wells Core Revolving Facility") and a term loan facility in an amount up to $100 million (the "Wells Core Term Loan"). Wells Core Office Income REIT also has the right to increase the Facility Amount by an aggregate of $150 million to a total facility amount of $450 million provided that no default has occurred. The Wells Core Revolving Facility also includes a standby letter of credit facility with an initial $20 million sublimit and a swingline facility with an initial $20 million sublimit, in each case subject to availability. Aggregate advances, letters of credit or swingline loans outstanding at any time under the Wells Core Unsecured Debt Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 55% multiplied by the value of the properties, as defined in the agreement, used to support the Wells Core Unsecured Debt Facility (60% for up to two consecutive quarters immediately following a major acquisition as defined by the Wells Core Unsecured Debt Facility), or (3) an amount that would produce a minimum ratio of the adjusted net operating income of the properties used to support the Wells Core Unsecured Debt Facility to the amount outstanding under the Wells Core Unsecured Debt Facility of not less than 0.11 to 1.0. Draws under the Wells Core Unsecured Debt Facility will be supported by properties directly owned by the Wells Core Office Income REIT's subsidiaries that Wells Core Office Income REIT has elected to add to the borrowing base. These borrowing base properties are not available to be used as collateral for any other debt arrangements. The proceeds of the Wells Core Unsecured Debt Facility may be used by Wells Core Office Income REIT to acquire properties and for working capital, capital expenditures and other general corporate purposes.
The entire unpaid principal balance of all borrowings and all accrued and unpaid interest thereon under the Wells Core Revolving Facility and the Wells Core Term Loan will be due and payable in full on September 26, 2015 and September 26, 2017, respectively. Wells Core Office Income REIT has the option to extend the Wells Core Revolving Facility for two periods of 12 months each subject to satisfaction of certain conditions and payment of an extension fee equal to 0.25% of the amount committed under the Wells Core Revolving Facility. Wells Core Office Income REIT may borrow under the Wells Core Unsecured Debt Facility at rates equal to (1) LIBOR plus the applicable LIBOR margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50% or (c) the one-month LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 1.75% to 2.50% and from 1.65% to 2.40%, respectively, and the applicable base rate margin under the Wells Core Revolving Facility and Wells Core Term Loan may vary from 0.75% to 1.50% and 0.65% to 1.40%, respectively, based on Wells Core Office Income REIT's then current leverage ratio. All swingline loans issued under the Wells Core Unsecured Debt Facility will bear interest at the Base Rate. Wells Core Office Income REIT generally will be required to make interest-only payments. Wells Core Office Income REIT also may prepay the Wells Core Unsecured Debt Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR Rate borrowings; however, amounts repaid on the Wells Core Term Loan may not be reborrowed.
Wells Core Office Income REIT is required to pay a fee on the unused portion of the Wells Core Revolving Facility in an amount equal to the daily unused amount of the Wells Core Revolving Facility multiplied by a rate per annum equal to (1) 0.35% if 50% or less of the Wells Core Revolving Facility is utilized or (2) 0.25% if more than 50% of the Wells Core Revolving Facility is utilized, payable quarterly in arrears. Wells Core Office Income REIT will also pay a fee at a rate per annum equal to the Wells Core Revolving Facility applicable margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, Wells Core Office Income REIT must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Wells Core Unsecured Debt Facility, payable at the time of issuance. Wells Core OP's obligations with respect to the Wells Core Unsecured Debt Facility are guaranteed by Wells Core Office Income REIT and by certain material subsidiaries of Wells Core OP, as defined in the Wells Core Unsecured Debt Facility, pursuant to the terms of a guaranty dated as of September 26, 2012.
The Wells Core Unsecured Debt Facility contains, among others, the following restrictive covenants:

•
The ratio of Wells Core Office Income REIT's total indebtedness to the total value of our assets, as both are defined in the Wells Core Unsecured Debt Facility, may not exceed 0.55 to 1.00, provided that, prior to the termination date of the Wells Core Revolving Facility, such ratio may exceed 0.55 to 1.00 for up to two consecutive quarters immediately following a major acquisition, as defined in the Wells Core Unsecured Debt Facility, during the term of the Wells Core Revolving Facility so long as such ratio does not exceed 0.60 to 1.00 during the same period.

•	Wells Core Office Income REIT's amount of secured debt may not exceed 40% of its consolidated tangible assets.

•	Wells Core Office Income REIT's amount of secured recourse debt may not exceed 15% of its consolidated tangible assets.

•	The ratio of Wells Core Office Income REIT's adjusted EBITDA to its fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•
Wells Core Office Income REIT's tangible net worth may not be less than the sum of (i) $233,786,150, plus (ii) 72.25% of the gross cash proceeds from all equity issuances consummated after September 26, 2012.

•
Effective December 31, 2012, Wells Core Office Income REIT's total distributions for each fiscal year, less amounts reinvested pursuant to the DRP, cannot exceed the greater of (1) 90% of funds from operations, as defined in the Wells Core Unsecured Debt Facility, as long as total distributions, less amounts reinvested pursuant to the DRP, for any two consecutive quarters do not exceed 100% of funds from operations, as defined, or (2) the minimum amount required to continue to qualify as a REIT.

As of December 31, 2012, Wells Core Office Income REIT believes it was in compliance with all restrictive covenants of its outstanding debt obligations.

Technology Way Loan
On June 27, 2011, Wells Core Office Income REIT entered into a mortgage loan agreement with PNC Bank, N.A. ("PNC") to borrow $24.9 million (the "Technology Way Loan"). The amount advanced under the Technology Way Loan was used to fund a portion of the acquisition and acquisition-related costs of the 7601 Technology Way Building. The Technology Way Loan matures on June 27, 2014, with two extension options of 12 months each upon payment of an extension fee equal to 0.15% of the outstanding principal loan balance. The Technology Way Loan provides for interest to be incurred based on, at our option, LIBOR for one-, two-, three-, or six-month periods, plus 2.00%, or at an alternate base rate, plus 1.00%. The alternative base rate for any day is the greatest of (1) the rate of interest publicly announced by PNC as its prime rate in effect at its principal office for such day; (2) the federal funds rate for such day plus 0.75%; or (3) the one-month LIBOR Rate for such day plus 1.00%. The Technology Way Loan is secured by a first mortgage lien on the assets of the 7601 Technology Way Building including the land, fixtures, improvements, leases, rents, and reserves. The initial term of the Technology Way Loan requires monthly interest-only payments with the entire balance due at maturity, assuming no prior principal prepayment. Wells Core Office Income REIT may prepay, in whole or in part, the amounts outstanding under the Technology Way Loan at any time without penalty.
Fair Value of Outstanding Debt
The estimated fair value of Wells Core Office Income REIT's total indebtedness as of December 31, 2012 and 2011 was approximately $226.6 million and $123.5 million, respectively. Wells Core Office Income REIT estimated the fair values of its debt instruments based on discounted cash flow analysis using the current incremental borrowing rates for similar types of borrowing arrangements obtained from multiple market participants as of the respective reporting dates. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Weighted-Average Interest Rate and Interest Paid
As of December 31, 2012, 2011, and 2010, the weighted-average interest rates on Wells Core Office Income REIT's lines of credit and notes payable were approximately 2.83%, 3.99%, and 4.09% respectively. Wells Core Office Income REIT made the following interest payments on its borrowings:

	Years ended December 31,
	2012	2011	2010
Lines of credit	$3,308,042	$1,478,172	$54,533
Wells Core Term Loan	477,028	—	—
Mortgage notes payable	923,515	684,757	67,411
	$4,708,585	$2,162,929	$121,944

No interest was capitalized during the years ended December 31, 2012 and 2011.

Debt Maturities
The following table summarizes the aggregate maturities of Wells Core REIT's Office Income indebtedness as of December 31, 2012:

2013	$—
2014	24,900,000
2015	96,000,000
2016	—
2017	100,000,000
Total	$220,900,000
The debt maturities above are based on the stated maturity date of each loan, which may differ from the anticipated repayment date of the loan.
5.     Interest Rate Swap

On September 26, 2012, Wells Core Office Income REIT entered into an interest rate swap agreement with JPMorgan to hedge its exposure to changing interest rates on $75.0 million of the Wells Core Term Loan (the "Interest Rate Swap"). The Interest Rate Swap has an effective date of September 26, 2013 and matures on September 26, 2017. Under the terms of the Interest Rate Swap, Wells Core Office Income REIT pays interest at a fixed rate of 0.891% per annum and receives LIBOR-based interest payments from JPMorgan on a notional amount of $75.0 million. Beginning September 26, 2013, the Interest Rate Swap effectively fixes the interest rate on $75.0 million of the Wells Core Term Loan at 0.891% plus a margin of 1.65% to 2.40%, based on Wells Core Office Income REIT's then current leverage ratio.

During the years ended December 31, 2012, 2011, and 2010 Wells Core Office Income REIT recorded the following amounts related to the Interest Rate Swap:

	Years ended December 31,
	2012	2011	2010
Market value adjustment to interest rate swap designated as a hedging instrument and included in other comprehensive income	$(353,515)	$—	—

During the periods presented, there was no hedge ineffectiveness on the Interest Rate Swap required to be recognized in earnings, and no amounts were paid or received on the interest rate swap. There were no derivative instruments that did not qualify for hedge accounting treatment during the periods presented.

6.     Commitments and Contingencies
Obligations Under Capital Leases
The 64 & 66 Perimeter Center Buildings are subject to capital leases of land and buildings. Each of these obligations is completely offset by the principal balances and corresponding interest receivable from related investments in development authority bonds, which mature in 2027. The required payments under the terms of the leases are as follows as of December 31, 2012:

2013	$6,900,000
2014	6,900,000
2015	6,900,000
2016	6,900,000
2017	6,900,000
Thereafter	178,825,000
213,325,000
Amounts representing interest	(98,325,000)
Total	$115,000,000

Commitments Under Existing Lease Agreements
Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells Core Office Income REIT to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant, including the following:

Building	Tenant	Tenant Allowance Obligations as of December 31, 2012(1)
64 & 66 Perimeter Center Buildings	State Farm Mutual Automobile Insurance Company	$7,956,754
4650 Lakehurst Court Building	Qwest Communications Company, LLC	$458,631
(1) Represents tenant allowance obligations required by certain lease agreements that are not accrued as of December 31, 2012.

Declaration of Distributions

Wells Core Office Income REIT's board of directors has declared distributions for stockholders of record from December 16, 2012 through March 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price). Wells Core Office Income REIT expects to pay these distributions in March 2013.
Litigation
From time to time, Wells Core Office Income REIT is party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any reasonably possible loss relating to these matters using the latest information available.  Wells Core Office Income REIT records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated.  If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Wells Core Office Income REIT accrues the best estimate within the range.  If no amount within the range is a better estimate than any other amount, Wells Core Office Income REIT accrues the minimum amount within the range.  If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Wells Core Office Income REIT discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made.  If an unfavorable outcome is reasonably possible and the estimated loss is material, Wells Core Office Income REIT discloses the nature and estimate of the possible loss of the litigation. Wells Core Office Income REIT does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote. Wells Core Office Income REIT is not currently involved in any legal proceedings for which the outcome is expected to have a material effect on the results of operations or financial condition of Wells Core Office Income REIT. Wells Core Office Income REIT is not aware of any legal proceedings contemplated by governmental authorities.
7.    Stockholders' Equity
General
Wells Core Office Income REIT's charter authorizes it to issue 1.01 billion shares of capital stock, consisting of 1.0 billion common shares and 10.0 million preferred shares, each as defined by the charter. The common shares have a par value of $0.01 per share and entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions (subject to any preferential rights of any shares of preferred stock that may be issued in the future) as authorized by the board of directors, and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion, or exchange rights.
On April 30, 2010, Wells Core Office Income REIT changed its offering price from $10.00 per share to $25.00 per share. In connection with the change in price, as of April 30, 2010, the 20,000 shares that were issued to WREF at $10.00 per share were exchanged by Wells Core Office Income REIT for 8,000 shares of common stock at $25.00 per share with no additional consideration paid by either party. The effect of this exchange is accounted for as a 2-for-5 reverse stock split. Stockholders' equity has been retroactively adjusted to give effect to the adjustment for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the reduction in shares in connection with the reverse split. In addition, all share numbers and per-share amounts in the consolidated financial statements have been retroactively adjusted to give effect to the reverse split.
As of December 31, 2012, Wells Core Office Income REIT has issued 17.7 million shares of common stock, including 8,000 shares of common stock to WREF.
2010 Long-Term Incentive Plan
Wells Core Office Income REIT adopted a long-term incentive plan on June 7, 2010, which includes an independent director compensation plan to provide for the grant of awards to its employees (in the event it ever has employees); employees of the Advisor or its affiliates; employees of entities that provide services to Wells Core Office Income REIT; Wells Core Office Income REIT's independent directors, officers, or directors of the Advisor or its affiliates; certain of the Wells Core Office Income REIT's consultants; and certain consultants to the Advisor or its affiliates (the "2010 Long-Term Incentive Plan"). Such awards may consist of nonqualified stock options, incentive stock options, restricted and unrestricted shares of stock, stock appreciation rights, performance awards, deferred stock units, dividend equivalents, and other stock-based awards. Wells Core Office Income REIT will account for such stock plan in accordance with GAAP, which requires the fair value of the stock option to be recognized as compensation expense over the vesting period. The total number of shares of common stock reserved for issuance under the 2010 Long-Term Incentive Plan is 500,000 shares. During the term of the Initial Offering, Wells Core Office Income REIT intends to limit the type of incentive awards granted under the 2010 Long-Term Incentive Plan to restricted shares of stock issued to its independent directors. As of December 31, 2012, no shares of common stock have been issued under the 2010 Long-Term Incentive Plan.
Distribution Reinvestment Plan
Wells Core Office Income REIT has adopted a distribution reinvestment plan, or DRP, through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Core Office Income REIT's common stock in lieu of receiving cash distributions. Shares may be purchased under the DRP for a price equal to the higher of $23.75 or 95% of the estimated value of a share of common stock, as estimated by the Advisor or another firm chosen for that purpose. If the purchase price is 95% of an estimated value, such price will be adjusted downward to the extent of any aggregate distributions per share of any net sale proceeds from the sale of assets, or other special distributions so designated by the board of directors, distributed to stockholders after the estimated per-share value is determined (the "Valuation Adjustment"). Participants in the DRP may purchase fractional shares so that 100% of the dividends may be used to acquire additional shares of Wells Core Office Income REIT's common stock.
Share Redemption Program
The board of directors of Wells Core Office Income REIT has adopted a share redemption program, or the Amended SRP, which was amended and restated on August 13, 2012, effective October 1, 2012. The program allows stockholders who hold their shares for more than one year to sell their shares back to Wells Core Office Income REIT, subject to certain limitations and penalties. Shares redeemed pursuant to the Amended SRP are accounted for as common stock. The program contains different rules for redemptions sought within two years of a stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility. Wells Core Office Income REIT refers to redemptions that do not occur within two years of a stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility as "Ordinary Redemptions." Redemptions sought within two years of the stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility do not require a one-year holding period.
Effective October 1, 2012, the Amended SRP provides that the redemption price for all redemptions, including redemptions sought within two years of a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility, will be calculated in the same manner. Specifically, until Wells Core Office Income REIT completes its offering stage, the redemption price per share will be 91% of the price at which Wells Core Office Income REIT sold the share, or $22.75 per share for a share issued at $25.00. After Wells Core Office Income REIT completes its offering stage, the redemption price will be 95% of the estimated per-share value, as determined by the Advisor or another firm chosen for that purpose, less the Valuation Adjustment. Wells Core Office Income REIT defines the completion of its offering stage to be 18 months after the termination of a public offering of shares by Wells Core Office Income REIT if no other public offering of shares commenced within such 18-month period. An "offering" referred to in the foregoing sentence shall not include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the redemption of interests in Wells Core OP.
Prior to October 1, 2012, the redemption price for redemptions sought within two years of the stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility was the amount paid for the shares until completion of the above-mentioned offering stage, at which time the redemption price would have been the estimated per-share value, as determined by the Advisor or another firm chosen for that purpose, less the Valuation Adjustment.
In addition to the one-year holding period for Ordinary Redemptions, redemptions under the Amended SRP are currently subject to the following limits:

•
Wells Core Office Income REIT will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions during the 12-month period ending on such redemption date to exceed 50% of the net proceeds from the sale of shares under Wells Core Office Income REIT's DRP during such 12-month period.

•	Wells Core Office Income REIT will limit all redemptions so that the aggregate of such redemptions during the 12-month period ending on such redemption date does not exceed:

•	100% of the net proceeds from Wells Core Office Income REIT's DRP during such 12-month period; or

•	5% of the weighted-average number of shares outstanding in such 12-month period.

Wells Core Office Income REIT will not redeem any share that has been transferred for value by a stockholder. After a transfer for value, the transferee and all subsequent holders of the share are not eligible to participate in the Amended SRP with respect to the shares so transferred. The board of directors may amend, suspend or terminate the Amended SRP upon 30 days' written notice and without stockholder approval.
As of December 31, 2012 and 2011, approximately $4.3 million, or 177,246 shares, and $0.3 million, or 11,427 shares, respectively, of Wells Core Office Income REIT's common stock had been redeemed. As of December 31, 2012, approximately $81,800, or 3,596 shares, of Wells Core Office Income REIT's common stock was tendered for redemption and had yet to be redeemed, and is included in accounts payable and accrued expenses in the accompanying consolidated balances sheets. As of December 31, 2011, all eligible shares tendered for redemption were redeemed.

8.    Operating Leases
Wells Core Office Income REIT's real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease agreement, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Wells Core Office Income REIT retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant; however, such deposits generally are not significant. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.
For the year ended December 31, 2012, Time Warner Cable, Science Applications International Corporation, T-Mobile West Corporation, Jackson National Life Insurance Company, and GE Oil & Gas, Inc. comprised approximately 18%, 15%, 13%, 12%, and 11%, respectively, of Wells Core Office Income REIT's base rental income. T-Mobile West Corporation, Jackson National Life Insurance Company, JPMorgan Chase Bank, N.A., and NATCO Group, Inc. comprised approximately 23%, 16%, 16%, and 12%, respectively, of Wells Core Office Income REIT's base rental income as of December 31, 2011.
The future minimum rental income from Wells Core Office Income REIT's investments in real estate assets under noncancelable operating leases as of December 31, 2012, is as follows:

2013	$47,083,198
2014	51,773,688
2015	52,439,824
2016	51,766,342
2017	43,345,700
Thereafter	114,404,631
Total	$360,813,383

As of December 31, 2012, State Farm Mutual Auto Insurance Co., Time Warner Cable, and Science Applications International Corporation comprise approximately 19%, 17%, and 11%, respectively, of the future minimum rental income from Wells Core Office Income REIT's investments in real estate assets under noncancelable operating leases.

9.     Supplemental Disclosures of Noncash Activities
Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2012, 2011, and 2010 respectively:

	Years ended December 31,
	2012	2011	2010
Other liabilities assumed upon acquisition of properties	$1,729,443	$1,570,212	$419,208
Commissions on stock sales and related dealer-manager fees due to affiliate	$213,955	$165,417	$71,463
Other offering costs due to affiliate	$88,382	$57,226	$18,430
Assumption of investments in development authority bonds	$(115,000,000)	$—	$—
Assumption of obligations under capital leases	$115,000,000	$—	$—
Market value adjustment to interest rate swap that qualifies for hedge accounting treatment	$(353,515)	$—	$—
Accrued capital expenditures and deferred lease costs	$5,321,239	$1,356,220	$—
Distributions payable	$1,075,114	$583,537	$40,543
Discounts applied to issuance of common stock under primary offering	$304,059	$391,122	$25,161
Discounts applied to issuance of common stock under DRP	$494,119	$151,663	$2,293
Increase in redeemable common stock	$2,542,141	$2,495,464	$42,703
Accrued redemptions of common stock	$81,817	$—	$—

10.     Related-Party Transactions
Advisory Agreement
Wells Core Office Income REIT is party to an agreement with the Advisor, referred to as the Advisory Agreement, under which the Advisor is required to perform services and shall be compensated for such services, as outlined below:

•
Reimbursement of organization and offering costs paid by the Advisor on behalf of Wells Core Office Income REIT, not to exceed 2.0% of gross offering proceeds as of the date of reimbursement. Organization and offering expenses may include legal costs, accounting costs, printing costs, personnel expenses, and other bona fide offering-related costs. When reimbursing the Advisor for organization and offering expenses, subject to the above-described limitation, Wells Core Office Income REIT first reimburses all costs incurred by third parties to date; once all third-party costs have been reimbursed, Wells Core Office Income REIT then reimburses the Advisor for personnel expenses incurred to date.

•
Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations. Wells Core Office Income REIT also reimburses the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions.

•
Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) the properties owned other than through joint ventures and (ii) investments in joint ventures plus Wells Core Office Income REIT's allocable share of capital improvements made by the joint venture.

•
Debt financing fee equal to 0.20% annually of the total capacity of all third-party financing arrangements (whether or not drawn), originated, obtained, or otherwise assumed by or for Wells Core Office Income REIT, including mortgage debt, lines of credit, and other term indebtedness; provided that, notwithstanding the annual nature of the fee, in no event will Wells Core Office Income REIT pay an aggregate amount of more than 0.50% of the amount available under any particular financing arrangement or refinancing of such arrangements.

•
Reimbursement for all costs and expenses the Advisor incurs in fulfilling its duties as the asset manager, including wages and salaries (but excluding bonuses) and other employee-related expenses of the Advisor's employees, who perform a full range of real estate services for Wells Core Office Income REIT, including management, administration, operations, and marketing, and are allocated to Wells Core Office Income REIT, provided that such expenses are not reimbursed if incurred in connection with services for which the Advisor receives a disposition fee (described below) or an acquisition fee or that are reimbursable under a property management agreement or other agreement between Wells Core Office Income REIT and the Advisor or its affiliates. Such costs and expenses are allocated to Wells Core Office Income REIT for reimbursement based upon an allocation methodology approved annually by the conflicts committee of the board of directors. Total operating expenses of Wells Core Office Income REIT, including the reimbursement of these costs and expenses to the Advisor, are limited as described below in Limitation on Operating Expenses.

•
For any property, loan, or other permitted investment sold by Wells Core Office Income REIT, a real estate commission equal to 1.0% of the sales price, with the limitation that the total real estate commissions for any Wells Core Office Income REIT property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

•
Incentive fee of 15% of net sales proceeds remaining after then-current stockholders have received distributions equal to the sum of their invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells Core Office Income REIT are not listed on an exchange.

•
Listing fee of 15% of the amount by which the market value of the then-outstanding common stock plus distributions paid on such stock prior to listing exceeds the sum of 100% of the invested capital of then-current common stockholders plus an 8% return on such invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Effective August 7, 2012, the Advisory Agreement was renewed through November 6, 2012 upon terms identical to those in effect through August 6, 2012. On September 19, 2012, the Advisory Agreement was renewed through June 10, 2013. The terms of the agreement, other than the change in the expiration date of the agreement from November 6, 2012 to June 10, 2013, are identical to those of the Advisory Agreement in effect through November 6, 2012. The Advisory Agreement may be renewed for an unlimited number of successive periods up to one-year each upon the mutual consent of the parties. Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days' prior written notice to the other party. Under the terms of the Advisory Agreement, WREF guarantees the Advisor's performance and any amounts payable in connection therewith.
Under the terms of the Advisory Agreement, Wells Core Office Income REIT is obligated to reimburse the Advisor for organization and offering expenses in an amount equal to the lesser of actual costs incurred or 2.0% of total gross offering proceeds raised from the sale of shares of its common stock to the public. As of December 31, 2012, the Advisor has incurred aggregate organization and offering expenses on behalf of Wells Core Office Income REIT of approximately $18.5 million. As of December 31, 2012, Wells Core Office Income REIT has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $8.8 million related to the Initial Offering, which represents approximately 2.0% of cumulative gross proceeds raised by Wells Core Office Income REIT under the Initial Offering. The remaining $9.7 million will be charged to additional paid-in capital and will become payable to the Advisor to the extent Wells Core Office Income REIT raises sufficient additional offering proceeds under the Initial Offering.
Limitation on Operating Expenses
The Advisor has the responsibility of limiting Wells Core Office Income REIT's total operating expenses, as defined by its charter, to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income, as defined by its charter, for the four previous consecutive quarters then ended unless a majority of Wells Core Office Income REIT's independent directors determines that such excess expenses are justified based on unusual and nonrecurring factors. Unless the independent directors determine that the excess expenses were justified, the Advisor must reimburse the excess operating expenses to Wells Core Office Income REIT within 60 days after the end of each fiscal quarter. Total operating expenses means all expenses paid or incurred by Wells Core Office Income REIT, as determined under GAAP, that are in any way related to its operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of its stock; (b) interest payments; (c) taxes; (d) noncash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees to the extent permitted by Wells Core Office Income REIT's charter; and (f) acquisition fees, acquisition expenses (including expenses relating to potential acquisitions that do not close), real estate commissions on the resale of property and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). For the four consecutive quarters ended December 31, 2012, Wells Core Office Income REIT's total operating expenses did not exceed the above-referenced limitations.
Dealer-Manager Agreement
Wells Core Office Income REIT is party to a dealer-manager agreement (the "Dealer-Manager Agreement") with Wells Investment Securities, Inc. ("WIS"), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells Core Office Income REIT. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells Core Office Income REIT, all of which is re-allowed to participating broker/dealers. Wells Core Office Income REIT pays no commissions on shares issued under the DRP.
Additionally, Wells Core Office Income REIT is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells Core Office Income REIT's stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker/dealers. Wells Core Office Income REIT pays no dealer-manager fees on shares issued under the DRP.
Master Property Management, Leasing, and Construction Agreement
Wells Core Office Income REIT, the Advisor, and Wells Management, an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Management Agreement (the "Management Agreement") under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction activities of certain Wells Core Office Income REIT properties:

•
property management fees negotiated for each property managed by Wells Management; typically this fee is equal to a percentage of the gross monthly income collected for that property for the preceding month;

•
leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells Core Office Income REIT during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;

•
construction management fees for projects overseen by Wells Management, such as capital projects, new construction, and tenant improvements, which fees are to be market-based and negotiated for each property managed by Wells Management; and

•	other fees as negotiated with the addition of each specific property covered under the agreement.
The Management Agreement was renewed on August 11, 2012 for an additional one-year term.

Related-Party Costs
Pursuant to the terms of the agreements described above, Wells Core Office Income REIT incurred the following related-party costs for the years ended December 31, 2012, 2011, and 2010:

	Years ended December 31,
	2012	2011	2010
Commissions, net of discounts(1)(2)	$14,190,868	$13,827,782	$1,396,307
Dealer-manager fees, net of discounts(1)	5,159,976	5,046,151	507,409
Other offering costs(1)	4,378,915	4,048,024	404,721
Acquisition fees	4,319,559	4,105,653	406,448
Asset management fees	3,009,126	1,037,218	28,664
Administrative reimbursements	2,780,010	1,312,154	184,748
Debt financing fee	666,450	417,100	15,367
Property management fees	590,931	243,767	—
Related-party interest expense(3)	—	5,862	27,946
Total	$35,095,835	$30,043,711	$2,971,610

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders' equity, as incurred.

(2)	All commissions were re-allowed to participating broker/dealers during the years ended December 31, 2012, 2011, and 2010.

(3)
Related-party interest expense was payable to WREF on amounts previously outstanding under a $10.0 million secured revolving bridge loan with WREF, which was originated on October 5, 2010 and repaid in full on February 15, 2011.

Wells Core Office Income REIT incurred no related-party construction fees, incentive fees, listing fees, disposition fees, or leasing commissions during the years ended December 31, 2012, 2011, and 2010.
Due to Affiliates
The detail of amounts due to affiliates is provided below as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Administrative reimbursements	$266,047	$154,429
Property management fees	58,537	42,248
Asset management fees	—	152,563
Debt financing fee	—	56,000
Other offering costs	88,382	57,226
Acquisition fees	88,382	57,031
Commissions and dealer-manager fees	213,955	165,417
Total	$715,303	$684,914
Conflicts of Interest
As of December 31, 2012, the Advisor had no direct employees. The Advisor is a wholly owned subsidiary of WREF and has contracted with Wells Capital and Wells Management to perform many of its obligations under the Advisory Agreement. Until such time, if ever, as the Advisor hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital and Wells Management. Wells Capital also is a general partner or advisor of other public real estate investment programs sponsored by WREF. As such, in connection with managing the advisor activities under the Advisory Agreement and serving as a general partner or advisor for other Wells-sponsored programs, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities.
One of the members of Wells Core Office Income REIT's board of directors also serves on the board of Wells Timberland REIT, Inc., a REIT currently sponsored by WREF, and Columbia Property Trust, Inc. ("Columbia"), formerly known as Wells Real Estate Investment Trust II, Inc., a REIT previously sponsored by WREF, and, accordingly, may encounter certain conflicts of interest regarding investment and operational decisions.
Limitations on Internalization Consideration
On August 12, 2011, Wells Core Office Income REIT entered into a letter agreement with the Advisor that limits the circumstances in which WREF or one of its affiliates may receive consideration in connection with a hypothetical acquisition of the Advisor or an affiliate thereof in order to internalize management functions of Wells Core Office Income REIT.  The letter agreement provides that the consideration would be in shares of common stock of Wells Core Office Income REIT and that no consideration would be payable to the Advisor until its stockholders are deemed to have received, through a listing, merger, liquidation, or similar transaction in the aggregate their original investment in shares of Wells Core Office Income REIT plus a 6% cumulative, non-compounded, annual return (adjusted to take into account prior cash distributions designated as a special distribution of net proceeds from the sale of assets). In return, the letter agreement provides that Wells Core Office Income REIT may not, without the Advisor's prior written consent, employ or solicit for employment any person who was employed by the Advisor (or an affiliate thereof) within the prior 12 months, subject to certain exceptions. The letter agreement will remain in effect until 12 months after the last date on which the Advisor or any of its affiliates performs advisory functions for Wells Core Office Income REIT.
Operational Dependency
Wells Core Office Income REIT has contracted with the Advisor, Wells Management, and WIS to provide certain services that are essential to Wells Core Office Income REIT, including asset management services, the supervision of the property management and leasing of some properties owned by Wells Core Office Income REIT, asset acquisition and disposition services, the sale of shares of Wells Core Office Income REIT's common stock, as well as other administrative responsibilities for Wells Core Office Income REIT, including accounting services, stockholder communications, and investor relations. In addition, the Advisor has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells Core Office Income REIT's operations are dependent upon the Advisor, Wells Capital, Wells Management, and WIS.
The Advisor, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of Wells Capital, WIS, Wells Management, the Advisor, and their affiliates represent substantially all of the business of WREF. Accordingly, Wells Core Office Income REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Core Office Income REIT might be required to find alternative service providers.
Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF's subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Core Office Income REIT and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of December 31, 2012, Wells Core Office Income REIT has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due. Modifying service agreements between WREF, or its affiliates, and Wells Core Office Income REIT, or other WREF-sponsored programs, could impact WREF's future net income and future access to liquidity and capital resources. For example, a large portion of WREF's income is derived under a consulting agreement with Columbia. Effective February 28, 2013, Columbia transitioned to self-management and indicated that it does not expect to rely on WREF for the same level of services beyond December 31, 2013. As such, WREF does not expect to receive significant compensation from Columbia beyond December 31, 2013.

11.	Income Taxes
Wells Core Office Income REIT's income tax basis net income for the years ended December 31, 2012, 2011, and 2010 follows:

	2012	2011	2010
GAAP basis financial statement net loss	$(8,484,523)	$(10,071,668)	$(1,543,623)
Decrease (increase) in net loss resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	1,169,740	1,030,955	124,842
Rental income accrued for income tax purposes greater than (less than) amounts for financial reporting purposes	(1,001,255)	219,500	(38,514)
Amortization of intangible lease assets incurred for financial reporting purposes in excess of amounts for income tax purposes	7,862,273	3,379,212	114,715
Expenses of The Point at Clark Street REIT, LLC for financial reporting purposes in excess of amounts for income tax purposes	1,248,094	1,464,378	—
Acquisition expenses for financial reporting purposes in excess of amounts for income tax purposes	5,705,784	5,213,371	668,855
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	65,460	185,118	—
Income tax basis net income (loss), prior to dividends-paid deduction	$6,565,573	$1,420,866	$(673,725)
As of December 31, 2012, the tax basis carrying value of Wells Core Office Income REIT's total assets was approximately $701.9 million. For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder's invested capital. Wells Core Office Income REIT's distributions per common share are summarized as follows:

	2012	2011	2010
Ordinary income	32%	23%	—%
Capital gains	—%	—%	—%
Return of capital	68%	77%	100%
Total	100%	100%	100%

As of December 31, 2012, returns for the calendar years 2009 through 2011 remain subject to examination by U.S. or various state tax jurisdictions. As of December 31, 2012 and 2011, Wells Core Office Income REIT had no deferred tax assets or liabilities.
12.    Quarterly Results (unaudited)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012, and 2011.

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$9,455,945	$11,680,989	$13,378,040	$13,496,141
Net loss	$(2,697,201)	$(2,021,443)	$(2,454,739)	$(1,311,140)
Basic and diluted net loss per share(1)	$(0.27)	$(0.16)	$(0.17)	$(0.08)
Distributions payable per share	$0.37	$0.38	$0.38	$0.37

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,825,335	$3,412,555	$5,658,518	$7,622,989
Net loss	$(1,564,891)	$(2,048,306)	$(2,640,362)	$(3,818,109)
Basic and diluted net loss per share(1)	$(1.14)	$(0.65)	$(0.49)	$(0.49)
Distributions payable per share	$0.33	$0.37	$0.38	$0.38
(1)    The quarterly per-share amounts have been calculated using actual income (loss) for the respective quarters. Conversely, the corresponding annual loss per-share amounts have been calculated assuming that loss was earned ratably over the year. As a result, the sum of these quarterly per-share amounts does not equal the respective annual per-share amount presented in the accompanying financial statements.
13.     Subsequent Events
Sale of Shares of Common Stock
From January 1, 2013 to February 28, 2013, Wells Core Office Income REIT raised approximately $25.4 million through the issuance of approximately 1.0 million shares of its common stock under the Initial Offering. As of February 28, 2013, approximately 181.8 million shares remained available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.
Declaration of Distributions

On February 28, 2013, Wells Core Office Income REIT's board of directors declared distributions for stockholders of record from March 16, 2013 through June 15, 2013 in an amount equal to $0.004110 (0.4110 cents) per day, per share. Wells Core Office Income REIT expects to pay this distribution in June 2013.

Wells Core Office Income REIT, Inc. and Subsidiaries
Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2012

Description	Location	Ownership Percentage	Encumbrances	Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2012			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed(b)
				Land	Buildings and Improvements	Total(a)		Land	Buildings and Improvements	Total
Royal Ridge V Building	Irving, TX	100%	none	$1,062,810	$16,149,807	$17,212,617	$—	$1,062,810	$16,149,807	$17,212,617	$2,066,765	2005	10/7/2010	0 to 40 years
333 East Lake Street Building	Bloomingdale, IL	100%	none	1,415,598	9,678,856	11,094,454	—	1,415,598	9,678,856	11,094,454	1,087,560	2001	11/19/2010	0 to 40 years
Westway I Building	Houston, TX	100%	none	2,300,000	27,752,840	30,052,840	(169,862)	2,300,000	27,582,978	29,882,978	2,913,522	2007	1/27/2011	0 to 40 years
Duke Bridges I & II Buildings	Frisco, TX	100%	none	7,143,737	39,858,029	47,001,766	—	7,143,737	39,858,029	47,001,766	4,715,728	2006	5/12/2011	0 to 40 years
Miramar Centre II Building	Miramar, FL	100%	none	3,204,401	16,949,832	20,154,233	42,984	3,204,401	16,992,816	20,197,217	1,375,243	2001	5/27/2011	0 to 40 years
7601 Technology Way Building	Denver, CO	100%	$24,900,000	5,932,955	34,470,471	40,403,426	—	5,932,955	34,470,471	40,403,426	2,992,881	1997	6/27/2011	0 to 40 years
Westway II Building	Houston, TX	100%	none	2,511,552	66,696,771	69,208,323	2,060,994	2,511,552	68,757,765	71,269,317	4,071,838	2009	9/28/2011	0 to 40 years
Franklin Center Building	Columbia, MD	100%	none	6,091,847	55,862,231	61,954,078	—	6,091,847	55,862,231	61,954,078	3,014,790	2008	12/28/2011	0 to 40 years
South Lake Building	Herndon, VA	100%	none	9,008,108	77,490,203	86,498,311	56,575	9,008,108	77,546,778	86,554,886	3,077,457	2008	3/22/2012	0 to 40 years
Four Parkway North Building	Deerfield, IL	100%	none	3,740,427	36,191,153	39,931,580	23,135	3,740,427	36,214,288	39,954,715	1,314,891	1999	7/2/2012	0 to 40 years
2275 Cabot Drive Building	Lisle, IL	100%	none	2,211,437	14,977,462	17,188,899	—	2,211,437	14,977,462	17,188,899	275,163	1996	9/5/2012	0 to 40 years
4650 Lakehurst Court Building	Columbus, OH	100%	none	2,493,556	20,883,528	23,377,084	—	2,493,556	20,883,528	23,377,084	68,819	1990	12/7/2012	0 to 40 years
64 & 66 Perimeter Center East Building	Atlanta, GA	100%	none	8,616,613	79,649,201	88,265,814	—	8,616,613	79,649,201	88,265,814	41,671	1985 & 1971	12/28/2012	0 to 40 years
Total - 100% Wells Core REIT Properties				$55,733,041	$496,610,384	$552,343,425	$2,013,826	$55,733,041	$498,624,210	$554,357,251	$27,016,328

(a)	Total initial cost excludes purchase price allocated to intangible lease origination costs and intangible lease liabilities.

(b)
Wells Core Office Income REIT assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, Tenant Improvements are amortized over the shorter of economic life or lease term, Lease Intangibles are amortized over the respective lease term, Building Improvements are depreciated over 5-25 years, Site Improvements are depreciated over 15 years, and Buildings are depreciated over 40 years.

S-1

Wells Core Office Income REIT, Inc. and Subsidiaries
Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2012, 2011, and 2010

	2012	2011	2010
Real Estate:
Balance at the beginning of the year	$298,740,904	$28,307,071	$—
Additions to/improvements of real estate	255,826,094	270,433,833	28,307,071
Write-offs of tenant improvements	—	—	—
Write-offs of intangible assets(1)	(154,066)	—	—
Write-offs of fully depreciated/amortized assets	(55,681)	—	—
Balance at the end of the year	$554,357,251	$298,740,904	$28,307,071

Accumulated Depreciation and Amortization:
Balance at the beginning of the year	$7,397,579	$313,299	$—
Depreciation and amortization expense	19,828,496	7,084,280	313,299
Write-offs of tenant improvements	—	—	—
Write-offs of intangible assets(1)	(154,066)	—	—
Write-offs of fully depreciated/amortized assets	(55,681)	—	—
Balance at the end of the year	$27,016,328	$7,397,579	$313,299

(1)	Consists of write-offs of intangible lease assets related to lease restructurings, amendments, and terminations.

S-2

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012, supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, supplement no. 5 dated December 4, 2012, supplement no. 6 dated January 3, 2013, and supplement no. 7 dated March 13, 2013.

Supplement no. 1 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;

•	experts information; and

•	information incorporated by reference.

Supplement no. 2 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to our risk factors;

•	the renewal of our advisory agreement;

•	the amended share redemption program;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2012, filed on August 13, 2012; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2012.

Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.

Supplement no. 4 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	a change to the IRA custodian for purchasers who want to purchase shares through an IRA account;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2012, filed on November 6, 2012; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on November 6, 2012.

Supplement no. 5 includes:

•	updates to the risks related to an investment in our shares.

Supplement no. 6 includes:

•	the status of the offering;

•	the acquisition of the 4650 Lakehurst Court Building;

•	the acquisition of the 64 & 66 Perimeter Center Buildings;

•	information regarding our indebtedness; and

•	a change to the composition of our board of directors.

Supplement no. 7 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to the risks related to this offering;

•	changes in the composition of our executive officers;

•	an update to the directors and executive officers of our affiliates;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 11, 2013;

•	experts information; and

•
our consolidated financial statements and the notes thereto as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, as filed in our Annual Report on Form 10-K, filed on March 11, 2013.